Celebrating 100 Years

SPS TECHNOLOGIES

1903–2003

Annual Report 2002

SPS TECHNOLOGIES

1903 marked a year of changes in American industry. Wilbur and Orville Wright piloted the first flights in a heavier-than-air powered machine. Henry Ford and a group of investors incorporated the Ford Motor Company. And William S. Harley and Arthur Davidson made the first production HARLEY-DAVIDSON®* motorcycle available to the public.

In Philadelphia, Howard T. Hallowell, along with Harald F. Gade and Herbert K. Taylor, founded the **Standard Pressed Steel Company**. Initially, the Company manufactured pressed steel shaft hangars, used to hold overhead shaft drives to factory ceilings. Howard Hallowell believed that a lighter, pressed steel hangar would be superior to the existing cast iron ones. Mr. Hallowell's patents and later developments like the pressed steel collar and the related hollow set screw, provided the foundation for the SPS Technologies of today.

The Company, renamed SPS Technologies, Inc. in 1978, has operated continuously for over 100 years. Like the Standard Pressed Steel Company of 1903, it has a culture rooted in engineering as a source of competitive advantage and commercial success. Whether developing new or enhanced superalloys, improving the design of an aircraft fastener or modifying a manufacturing process to produce an improved or lower cost product, SPS engineers are recognized worldwide for their technical capabilities.

Operating Locations	38
Countries Represented	10
Number of Employees	5,860
Markets Served	Aerospace Transportation Industrial Electronics

CELEBRATING



Photo taken 1904. From left: Harald F. Gade, Ralph S. Mast, Howard T. Hallowell and J. Franklin Roberts.

HISTORIC EVENTS – 1903



WRIGHT BROTHERS – FIRST FLIGHT



FORD MOTOR COMPANY FOUNDED

*Harley-Davidson is a registered trademark of Harley-Davidson, Inc.

100 YEARS



Photo taken 2003. From left: Bryant L. Cranston, William M. Shockley, John S. Thompson, Margaret B. Zminda

SALES BY END MARKET



31
25
40
201
153
148
232

- Aircraft
- Turbine Engine
- Transportation
- General Industrial
- Electronics
- Medical
- Consumer

SALES BY BUSINESS SEGMENT



109
306
123
292

- Aerospace Fasteners and Components
- Engineered Fasteners and Components
- Specialty Materials and Alloys
- Magnetic Products

SALES BY GEOGRAPHIC AREA



59
19
124
628

- United States
- Europe
- Brazil
- Other

All values in millions of dollars



HARLEY-DAVIDSON MOTORCYCLE COMPANY FOUNDED



AMERICAN PIONEER
TRADE
MARK
PRESSED STEEL SHAFT HANGER

STANDARD PRESSED STEEL COMPANY IS INCORPORATED


100
SPS
TECHNOLOGIES
1903-
ST
LISTED
NYSE
ST
LISTED
NYSE

On January 28, 2003, the Officers of SPS Technologies, Inc. rang The Closing Bell™ at the New York Stock Exchange in honor of the Company's 100th Anniversary of Incorporation. Pictured from left—Thomas S. Cross, V.P. Human Resources; Thomas W. McDonnell, Controller; Noreen Culhane, Executive V.P. – NYSE; John S. Thompson, CEO and President; Charles W. Grigg, Chairman; William M. Shockley, V.P. and CFO; James D. Dee, V.P. and General Counsel; Margaret B. Zminda, Treasurer and Director, Investor Relations.

Today, the management and associates of SPS Technologies, Inc. carry on these beliefs in the performance of their duties each day.

... you should only have one set of standards: be honest, be square in your dealings, don't be afraid to work hard and put in long hours, save your money and keep an eagle eye open throughout your life. In the end, you will be well rewarded...

– Howard T. Hallowell, SPS Founder (excerpt from a 1950 publication)

SPS TECHNOLOGIES CELEBRATED THE 100TH ANNIVERSARY OF ITS INCORPORATION IN JANUARY 2003. WE AT SPS SEE THE FIRST 100 YEARS AS ONLY A START FOR THE FUTURE.

Therefore, it is fitting in the final year before its centennial that SPS seized the opportunity to position the Company to deliver enhanced returns on invested capital, both in the short-term and over the longer term as our served markets improve.

For the year 2002, SPS achieved net earnings of $6.1 million, or $0.46 per share. Earnings before restructuring related costs were $22.2 million, or $1.68 per share. This result compares with $42.3 million, or $3.20 per share for the year 2001. The results for the year 2001 exclude restructuring related costs along with amortization of goodwill, which is no longer recorded as a result of changes in accounting standards that were required to be adopted in 2002. The decrease in the Company's net earnings were reflective of lower revenues, which decreased nearly 10% from 2001's levels, along with a shift of mix in products away from higher margin aerospace products.

Beginning in the second half of 2001, we announced a series of actions to address specific market conditions and trends faced by the Company:

- The worldwide Airline industry is financially troubled, indicating that demand for new aircraft would decline significantly from 2001 levels and not improve until 2004 or 2005.
- Over-capacity for power generation has materialized, resulting in the cancellation of existing orders for industrial gas turbines and limited orders for new units.
- Improvement in the U.S. and Eurozone industrial economies will not materialize quickly, resulting in weak demand for our products that serve these markets.
- Increasingly, our products are being utilized by Asian customers, and we must accelerate the pace of our transition of manufacturing activity to Asia.

The significance of our restructuring actions to date cannot be understated:

- Employment levels have been reduced by over 1,200 employees, or nearly 20% of the total workforce.
- The locations where the Company conducts business have been reduced from 49 to 38 operating units, a 22% reduction.
- Employment in Asia has increased to over 250 employees. Magnetic Products operations in Asia are profitable in less than two years of existence. Each of our business groups has plans to manufacture in Asia.

These actions will yield pre-tax benefits of approximately $35.0 million, which are necessary to maintain profitability in light of conditions in our end markets. This program has been accomplished in a cash-efficient manner, with a net cash requirement of approximately $3.8 million to implement. The restructuring has required significant effort on the part of management in all of our business units, and has had unfortunate consequences for many of our associates worldwide. However, we are committed to managing the Company in a manner that will afford it the ability to weather a cyclical downturn in our markets and emerge from the downturn with a Company that is leaner, financially stronger and more focused on its core competencies.

In addition to the execution of the previously stated actions, significant management focus was directed to the Company's capital structure in 2002.

We identified early in the year that intensified working capital management would be crucial to maintaining the Company's sound financial position. Our results in this regard were outstanding. For the year 2002, the Company generated free cash flow of $58.0 million, over $4.00 per share. Debt was reduced by $38.6 million during 2002 and the Company's ratio of debt to total capitalization is 39% at the end of 2002, the first time it has been under 40% since 1998. We secured a new revolving credit facility in 2002, which will provide us additional liquidity through 2005. This balance sheet focus will continue to yield benefits in 2003, particularly in regard to the management of our inventory investment.


The AMERICAN PIONEER

Ready for Use

Patented and Patents Pending in United States and Foreign Countries

Maximum Strength combined with Minimum Weight is the present day Engineering Motto

IN the illustration opposite we have endeavored to show you how the *American Pioneer Pressed Steel Shaft Hanger* combines these two extremes.

Excepting the box, bolts, rivets and adjusting screws the "Pioneer" is made entirely of the best Open Hearth Steel, pressed to shape.

The legs, their entire length, are strongly ribbed and flanged.

These legs are securely tied together at three points:— at the feet by a corrugated steel tie-plate; in the middle by a strongly corrugated and riveted brace; and at the extreme ends by the pressed steel yoke which caps them, removing the last chance of their spreading.

This yoke is held in place by two bolts which fit accurately in drilled holes.

As these run through the legs, not into them, it is obvious that the force applied cannot strip the thread or make the bolts come loose.

Thus you will see that the frame is very rigid—is well able to carry the load for which it is intended — and yet weighs only one-half as muc, as any other shaft hanger of the same size.


The American Pioneer
Pressed Steel
Shaft Hanger
Standard Pressed Steel Co.
Philadelphia.

Above and top right: Cover and pages from original catalog issued by Standard Pressed Steel Company; dated 1904.

The Company has a proven track record of cash generation. For the five year period from 1998 through 2002, the Company has generated free cash flow before acquisitions of $233.5 million.

This equates to free cash flow per share of $17.87, compared to net earnings of $12.88 per share for the same period. The Company has turned 139% of its net earnings to cash. This cash flow provides SPS with the financial strength to pursue acquisitions, repurchase shares and reduce debt, all of which are essential to growing our businesses while maintaining a conservative capital structure.

Clearly, the pace of acquisition activity slowed somewhat in 2002 relative to recent years. We continue to believe that a well-executed acquisition program is vital to the ability to grow SPS at rates in excess of the secular growth rates in our served markets. We expect there will be additional acquisition opportunities available as market conditions improve somewhat, and SPS will have the financial and managerial capability to exploit those opportunities.

SPS marks an important milestone in 2003. The Company's progress in 100 years is impressive. Founded in Philadelphia with less than $10,000 in capital and a number of patents, Standard Pressed Steel Company – now SPS Technologies, Inc. – has grown into a multinational company with nearly 5,900 associates worldwide, producing a variety of highly engineered products and materials. The Company's original product line, pressed steel shaft hangers, are no longer required in manufacturing today.

It is a credit to the Company's founders, and generations of employees after them, that the spirit of innovation which launched the Company in 1903 has led to the continuous development of products that are basic to industry.

Designing new components to solve a customer's application problem, engineering new processes to manufacture components at a reduced cost, and enhancing the formulation of materials to achieve improved product or application performance characteristics are everyday activities at SPS. We are very proud of the Company's accomplishments as we commemorate this important milestone and we salute our employees whose loyalty and commitment are at the very center of our achievements each year.

In addition to the 100th anniversary of the Company's incorporation, our operation in Brazil, Metalac S. A. Indústria e Comércio, marks the 50th anniversary of its founding. This business had outstanding results in 2002 and we continue to uncover opportunities to benefit from this plant's excellent manufacturing capability and cost effective foreign currency environment.

As we reflect on our history with pride, we look forward to the future with anticipation.

Although the actions we have undertaken over the last two years have not been easily developed or implemented, we believe they are essential to secure our competitive position for the future. We will continue to evaluate the outlook in the markets that we serve and will respond accordingly to changes as they occur. We will focus on process improvement as a means to lower cost and relentlessly improve the quality of the products that we deliver to our customers. There are new frontiers for SPS – different geography and new products – which will define the Company in its second century of operation.

We do not expect improvement in our end markets in 2003. However, we know that the actions we have implemented will be sufficient to ensure our continued success in spite of unfavorable market conditions. We are gratified by your continued support in these difficult times and remain committed to the prudent management of the investment you have entrusted to us.

Charles W. Grigg
Chairman

John S. Thompson
Chief Executive Officer

THE COMPANY'S PROGRESS IN 100 YEARS IS IMPRESSIVE. FOUNDED IN PHILADELPHIA WITH LESS THAN $10,000 IN CAPITAL AND A NUMBER OF PATENTS, STANDARD PRESSED STEEL COMPANY – NOW SPS TECHNOLOGIES, INC. – HAS GROWN INTO A MULTINATIONAL COMPANY WITH NEARLY 5,900 ASSOCIATES WORLDWIDE, PRODUCING A VARIETY OF HIGHLY ENGINEERED PRODUCTS AND MATERIALS.


A380

SPACE FASTENERS AND COMPONENTS



SPS' Aerospace Fasteners and Components segment has a number of projects underway in support of the production of the A380 aircraft. Although the first delivery of this aircraft is not scheduled until 2006, prototype aircraft are under construction at this time and SPS is providing important components to this program. Our Aerostructures business in the UK is currently machining components for the ribs of the wing as well as components for the leading edge of the aircraft. These development sets will be used to test the structural integrity of aircraft sections as well as for production of initial prototype aircraft.

SPS application engineers are working with design engineers at Airbus on new fasteners for the A380 airframe that are extensions of parts currently supplied to other Airbus programs. There are also projects to develop fasteners in lighter-weight materials and to utilize alternative coating materials to provide corrosion resistance for alloy-steel parts. SPS' technical personnel are recognized around the world as experts in fastener application engineering. In a market where customers are seeking to reduce the number of fastener hardware suppliers, SPS' technical capabilities and financial stability make it an attractive partner for the major aerospace airframe and engine manufacturers.

Cyclical downturns are not uncommon in the aerospace industry, and the current downturn provides opportunities for focus on alternative markets and customers in order to maintain profitability during these periods. SPS currently enjoys demand for both military applications and maintenance and repair parts, and these sectors gain more emphasis as parts supplied for new aircraft production decline. Rail and other transportation applications currently supplied by SPS will also provide a base of business through the current downturn. □

Top Photo: Courtesy of Airbus

SPECIALTY MATERIALS AND ALLOYS

Innovative product development continues to result in growing demand for SPS' superalloys manufactured by this segment.

Cannon-Muskegon is the leading supplier of single-crystal alloys for the Rolls Royce Trent Engine family. The Trent 500 engine is used exclusively to power the A340-600 aircraft. Production of the A340-600 is forecasted to grow from 8 in 2002 to 15 per year for the next 5 years. In addition to the activity on the Trent 500, additional demand for alloys for the Trent 900 engine is beginning to be realized. This engine is expected to power the A380 aircraft. This engine will use Cannon-Muskegon's CMSX-4® alloy for High and Intermediate Pressure Vanes in the engine's hot section and CMSX-10N® alloy for Intermediate Pressure Blades. Cannon is also the single-crystal superalloy supplier for the AE3007 engine, which is used on the Embraer Regional Jet program. A new generation of this engine, the AE3007A1E, was introduced this year that has 7% greater thrust, increasing aircraft range by 29%. The blades and vanes in the first stage of this engine were completely redesigned and are now made of CMSX-3® alloy, another of the Company's proprietary alloys. Many airlines are opting to overhaul existing AE3007 engines to the new design, which will help the airlines to replace certain older, less fuel-efficient aircraft with regional jets on some routes.

Demand for alloys supplied in new Industrial Gas Turbines declined substantially in 2002, as new generation projects were cancelled due to excess generating capacity. However, aftermarket demand for alloys to be supplied for repair and maintenance applications increased in 2002. This reflects new demand for routine maintenance on the installed base of turbines, which grew dramatically in the late 1990s. In addition, the Company is participating in programs to retrofit the existing base with higher-efficiency blades, which will increase the generating capacity of these turbines. These efficiency improvements are made possible in part due to SPS' single-crystal alloys.

Asia represents a growing focus for this segment. Cannon-Muskegon's sales to Asia have doubled since 2000 to $2.4 million and sales of wax products contributed over $1.0 million to the total of products exported to Asia. In response to growing demand for our products in this region, a sales office has been established in China for Specialty Materials and Alloys. In addition, a wax manufacturing plant is planned in China that should be operational by the end of 2003. □

SPS Group Executives evaluate locations in Asia for new facilities. From left: Joseph I. Snowden, Bryant L. Cranston, Qiang Sun, Steven E. Engelman, and Leonard P. Kiely.




METALAC

ENGINEERED FASTENERS
AND COMPONENTS



Metalac, our subsidiary in Brazil, recorded outstanding results for the year 2002. We are seeing increasing opportunities for automotive business in Brazil, due to to Metalac's outstanding manufacturing capabilities, as well as the favorable currency environment. Metalac is particularly well-suited to manufacture large diesel engine parts and currently the production of some of these parts is being transferred from our U.S. operations to Brazil. This move capitalizes on Brazil's strengths and reduces the complexity of the product lines manufactured in our Cleveland facility. Metalac celebrates the 50th anniversary of its founding in 2003. SPS has had an equity interest in this operation since 1966.

In 2002, the start-up of new facilities in Taiwan and China was achieved. Although the initial charter for these operations involved sourcing of tools and fasteners from other manufacturers, the facility in China is now providing the basis for establishing our own manufacturing operations. Plans for 2003 include facilities to produce both fasteners for automotive applications and some parts of the forming tool product line.

Significant work has been directed toward sharing of best-practices to increase cost efficiencies within this segment. In particular, NSS' advanced cold forming technology has been applied to automotive projects in the U.S. and in Brazil. The reduction in secondary operations which is accomplished through utilization of net shaped forming results in an improved quality part for the customer at lower cost.

The Company's restructuring activities have profoundly impacted the operating metrics of this segment. Over 25% of the physical locations in this segment will be eliminated when the closure of the Coventry plant is complete in April, 2003. All manufacturing of automotive fasteners and component previously done in England will have been moved to the Company's Shannon, Ireland facility. Distribution locations in Singapore and Mexico were closed along with our header tool facility in France. These actions will result in improved returns on the asset base that we have employed in support of our automotive and industrial businesses. □

MAGNETIC PRODUCTS

This segment now has over 25% of its employee base in Asia and we expect to achieve revenue and profit growth in 2003.

Significant changes to this segment's infrastructure were accomplished in 2002. **Arnold Magnetics Limited, a new plant for the manufacture of magnetic powder cores in China was successfully started up during this year.** The relocation of this business from the U.S. to China was in response to the changing needs of our customer base, as these parts are increasingly used in applications that are manufactured in Asia.

The Company recently announced the purchase of the remaining 40% of the shares of Jade Magnetics Limited that were previously owned by our joint venture partner. Jade's revenues doubled in 2002 and it is now a well-established Chinese business earning excellent returns and generating strong free cash flow.

Other changes to this segment's operating profile include the consolidation of the U.K. operations into one facility, the sale of the assets of National-Arnold Magnetics, and other reductions in employment in the U.S. operations that reflect changes required by the economic realities that face this business unit.

While there has been a drop in demand for our products, opportunities do exist to grow our business in areas where we can provide significant value-added to our customer base. Our technical resources are recognized as world-class, and we are increasingly focused on opportunities where we can provide design assistance to our customers as they develop new applications. In those cases where we can leverage our technical capabilities, we have and will enhance manufacturing capability to meet our customer's needs. □



Pictured at Arnold Magnetics Limited in Shenzhen, China are (from left): Back Row: Alex Ma, John Thompson, John Gburek, Bill Shockley, Gordon McNeil, Steve Pistono. Front Row: Tom Liu, Graham Dunn, Anderson Zhang.



FINANCIAL SUMMARY

Thousands of dollars, except per share data

Operating Data	1994	1995
Net Sales	$348,905	$409,814
Proforma operating earnings	7,978	26,010
Operating earnings	7,978	26,010
Proforma net earnings	3,200	14,875
Net earnings	3,200	14,875
Effective income tax rate — %	47.7	30.1
Cash flow from operations	14,679	27,008
Incoming orders	365,422	446,609
Backlog	98,451	136,461
Employees at year end	3,573	4,135
Net sales per employee	99.1	107.3
Investment Data		
Total assets	289,246	326,087
Working capital	87,491	103,007
Average working capital turns	3.5	4.2
Capital additions	17,615	21,480
Depreciation & amortization	13,063	14,730
Capital employed:		
Total debt	64,674	64,697
Shareholders' equity	124,104	145,649
Capital employed	188,778	210,346
Debt as a % of capital employed	34.3	30.8
Per Share Data		
Proforma net earnings — Diluted	0.31	1.25
Net earnings — Diluted	0.31	1.25
Ending net book value	12.00	12.28
Weighted average shares outstanding — Diluted	10,342	11,862

1996	1997	1998	1999	2000	2001	2002
$485,903	$588,616	$716,605	$787,661	$872,752	$918,106	$830,310
38,178	58,078	79,334	90,835	87,963*	75,255*	51,132*
38,178	58,078	79,334	90,835	83,388	51,172	28,531
22,300	32,500	44,570	51,220	47,353*	37,303*	22,201*
22,300	32,500	44,570	51,220	44,379	21,570	6,080
28.2	34.1	33.0	31.5	30.7	31.2	35.0
50,307	70,203	70,161	73,402	88,141	66,837	73,790
508,618	648,560	704,166	742,540	900,471	914,045	809,605
180,955	251,137	296,117	255,860	294,169	299,136	279,215
4,315	4,966	5,983	6,268	6,740	6,376	5,860
116.4	125.7	131.0	131.1	134.7	136.1	137.7
428,000	472,048	607,235	700,964	810,522	850,779	838,615
126,319	106,385	134,027	190,379	186,957	223,316	231,834
3.9	5.2	6.0	5.0	4.7	4.5	3.7
28,220	37,510	32,084	38,161	31,985	42,264	20,915
18,902	23,083	29,329	33,615	36,736	37,675	30,284
115,292	110,718	172,195	217,448	258,203	263,174	224,592
177,596	214,790	266,800	305,039	344,867	352,685	346,934
292,888	325,508	438,995	522,487	603,070	615,859	571,526
39.4	34.0	39.2	41.6	42.8	42.7	39.3
1.77	2.54	3.42	3.95	3.65 *	2.82*	1.68*
1.77	2.54	3.42	3.95	3.42	1.63	0.46
14.13	16.79	20.49	23.55	26.59	26.67	26.25
12,567	12,796	13,019	12,955	12,971	13,225	13,214

* Proforma information shown for comparative purposes only and excludes the impact of the following adjustments:
2000 – Avibank inventory step-up charge of $3.0 million, net of tax;
2001 – Restructure charges and related costs of $15.7 million, net of tax;
2002 – Restructure charges and other costs of $16.1 million, net of tax.

SPS Technologies, Inc. and Subsidiaries
Statements of Consolidated Operations

(Thousands of dollars, except share data)

	Years ended December 31		
	2002	2001	2000
Net sales	$830,310	$918,106	$872,752
Cost of goods sold	688,082	738,977	693,204
Gross Profit	142,228	179,129	179,548
Selling, general and administrative expense	99,197	108,857	96,160
Restructurings and impairments	14,500	19,100	–
Operating Earnings	28,531	51,172	83,388
Other income (expense):			
Interest income	880	640	1,092
Interest expense	(18,246)	(19,960)	(20,905)
Other, net	(1,805)	(482)	504
	(19,171)	(19,802)	(19,309)
Earnings Before Income Taxes	9,360	31,370	64,079
Provision for income taxes	3,280	9,800	19,700
Net Earnings	$ 6,080	$ 21,570	$ 44,379
Earnings Per Common Share:			
Basic	$ 0.46	$ 1.66	$ 3.50
Diluted	$ 0.46	$ 1.63	$ 3.42

See accompanying notes to consolidated financial statements.

SPS Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets

(Thousands of dollars, except share data)

	December 31 2002	December 31 2001
Assets		
Current Assets		
Cash and cash equivalents	$ 75,982	$ 59,948
Accounts and notes receivable, net	119,932	129,663
Inventories	163,883	175,151
Deferred income taxes	21,592	20,170
Prepaid expenses and other	8,488	8,346
Total Current Assets	389,877	393,278
Property, plant and equipment, net	216,406	226,060
Goodwill	210,116	206,572
Other assets	22,216	24,869
Total Assets	$838,615	$850,779
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes payable and current portion of long-term debt	$ 11,518	$20,096
Accounts payable	82,028	77,735
Accrued expenses	63,939	71,526
Income taxes payable	558	605
Total Current Liabilities	158,043	169,962
Deferred income taxes	20,237	26,370
Long-term debt	213,074	243,078
Pension and post retirement benefit obligations	82,825	42,379
Other long-term liabilities	17,502	16,305
Commitments and contingencies (note 14)		
Shareholders' Equity		
Preferred stock, par value $1 per share, authorized 400,000 shares, issued none		
Common stock, par value $.50 per share, authorized 60,000,000 shares, issued 14,483,352 shares in 2002 and 14,396,924 shares in 2001	7,242	7,198
Additional paid-in capital	127,901	125,949
Common stock in treasury, at cost, 1,469,753 shares in 2002 and 1,286,374 shares in 2001	(30,331)	(25,433)
Retained earnings	301,210	295,130
Accumulated other comprehensive loss	(59,088)	(50,159)
Total Shareholders' Equity	346,934	352,685
Total Liabilities and Shareholders' Equity	$838,615	$850,779

See accompanying notes to consolidated financial statements.

SPS Technologies, Inc. and Subsidiaries
Statements of Consolidated Cash Flows

(Thousands of dollars)

	Years ended December 31		
	2002	2001	2000
Cash Flows from Operating Activities			
Net earnings	$ 6,080	$21,570	$ 44,379
Reconciliation of net earnings to net cash provided by operating activities:			
Depreciation and amortization	30,284	37,675	36,736
Net (gain) loss on sale of property, plant and equipment	(33)	1,866	(2,167)
Net loss on disposal of businesses	7,516	6,500	–
Deferred income taxes	5,160	2,878	6,619
Other operating items	1,027	(426)	(1,301)
Changes in assets and liabilities, net of acquisitions of businesses:			
Receivables	12,237	3,920	(3,994)
Inventories	12,470	(6,836)	(6,150)
Prepaid expenses and other	92	(836)	(1,331)
Accounts payable	5,351	(1,640)	7,266
Accrued expenses	(7,799)	5,769	2,480
Income taxes payable	684	(2,717)	245
Other assets and liabilities, net	721	(886)	5,359
Net cash provided by operating activities	73,790	66,837	88,141
Cash Flows from Investing Activities			
Additions to property, plant and equipment	(20,915)	(42,264)	(31,985)
Proceeds from sale of property, plant and equipment	5,147	20,167	4,690
Acquisitions of businesses	–	(24,228)	(118,129)
Proceeds from sale of a business	–	5,050	–
Net cash used in investing activities	(15,768)	(41,275)	(145,424)
Cash Flows from Financing Activities			
Proceeds from borrowings	79,317	65,935	113,938
Repayment of borrowings	(118,577)	(63,866)	(72,039)
Proceeds from exercise of stock options	115	677	1,380
Purchases of treasury stock	(3,876)	–	(4,240)
Net cash provided by (used in) financing activities	(43,021)	2,746	39,039
Effect of exchange rate changes on cash	1,033	(293)	(302)
Net increase (decrease) in cash and cash equivalents	16,034	28,015	(18,546)
Cash and cash equivalents at beginning of year	59,948	31,933	50,479
Cash and cash equivalents at end of year	$ 75,982	$59,948	$ 31,933

See accompanying notes to consolidated financial statements.

SPS Technologies, Inc. and Subsidiaries
Statements of Consolidated Shareholders' Equity

(Thousands of dollars, except share data)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
Balance, December 31, 1999	$ 6,993	$110,261	$(22,285)	$229,181	$(19,111)	
Issuance of 224,004 shares of common stock for stock options and awards	112	5,668				
Acquisitions of 172,599 shares of treasury stock			(6,205)			
Issuance of 110,652 shares of treasury stock for businesses acquired		1,736	1,864			
Net earnings				44,379		$44,379
Cumulative translation adjustments					(7,740)	(7,740)
Minimum pension liability changes					14	14
Balance, December 31, 2000	7,105	117,665	(26,626)	273,560	(26,837)	$36,653
Issuance of 186,038 shares of common stock for stock options and awards	93	5,043				
Acquisitions of 50,507 shares of treasury stock			(2,541)			
Issuance of 192,487 shares of treasury stock for businesses acquired		3,241	3,734			
Net earnings				21,570		$21,570
Cumulative translation adjustments					(5,651)	(5,651)
Minimum pension liability changes					(15,494)	(15,494)
Fair value of derivatives:						
Adjustments					(2,427)	(2,427)
Cumulative accounting changes					250	250
Balance, December 31, 2001	7,198	125,949	(25,433)	295,130	(50,159)	$ (1,752)
Issuance of 86,428 shares of common stock for stock options and awards	44	1,952				
Acquisitions of 183,379 shares of treasury stock			(4,898)			
Net earnings				6,080		$ 6,080
Cumulative translation adjustments					18,689	18,689
Minimum pension liability changes					(27,621)	(27,621)
Fair value of derivative adjustments					3	3
Balance, December 31, 2002	$7,242	$127,901	$(30,331)	$301,210	$(59,088)	$ (2,849)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except share data)

1. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified for comparative purposes.

Cash Equivalents

The Company considers cash equivalents to be all highly liquid investments purchased with original maturities of three months or less. The carrying amount approximates fair value because of the short maturity of these items.

Inventories

Inventories are valued at lower of cost or market. Inventories are stated at average cost and include material, labor and manufacturing overhead costs. Factors considered in determining lower of cost or market are current customer requirements, quantity on-hand, age of inventory and months' supply of inventory.

Property and Depreciation

Property, plant and equipment are stated at cost. Depreciation is provided substantially on a straight-line basis over the estimated useful lives of the respective assets generally as follows: buildings, 8 to 50 years, and machinery and equipment, 3 to 20 years. Asset and accumulated depreciation accounts are reduced for the sale or other disposition of property and the resulting gain or loss is included in results of operations.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses and was historically amortized using the straight-line method of amortization over periods that ranged from 15-40 years. Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and intangible assets are subject to annual impairment testing using the guidance and criteria described in the standard. This testing compares carrying values to fair values and if the carrying value of these assets is in excess of fair value, the carrying value of these assets is required to be reduced to fair value. Prior to the adoption of SFAS No. 142, the Company evaluated potential impairment of goodwill on an ongoing basis and of other intangibles when appropriate. This evaluation compared the carrying value of assets to the sum of undiscounted expected future cash flows. If an asset's carrying value exceeded the expected future cash flows, the asset was written down to fair value.

Other Long-Lived Assets

The Company evaluates the potential impairment of other long-lived assets when facts and circumstances suggest that they may be impaired. If the carrying value of assets exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset is written down to fair value.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the agreement, title and risk of loss have been transferred, collectibility is probable, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on the terms of the sale agreement. Accruals are made for sales returns and other allowances based on the Company's experience.

Retirement Plans

The majority of the Company's employees are covered by pension plans. Defined benefit plans in the United States are noncontributory and non-United States plans are primarily contributory. For United States plans, the Company funds the minimum amount required by the Employee Retirement Income Security Act (ERISA) and for non-United States plans, the Company generally funds current costs.

Foreign Currency Translation

The functional currency of the Company's non-United States subsidiaries is the local currency. The financial statements of these subsidiaries are translated into United States dollars

(Thousands of dollars, except share data)

using current rates of exchange, with gains or losses included in the cumulative translation adjustments account in the shareholders' equity section of the consolidated balance sheets. Gains and losses on currency transactions (denominated in currencies other than local currency) are reflected in the statements of consolidated operations. Losses on currency transactions were $950 and $1,211 in 2002 and 2001, respectively.

Derivative Instruments and Hedging Activities

The Company uses derivative instruments, including forward exchange contracts and interest rate swap agreements, to manage certain foreign currency and interest rate exposures. Derivative instruments are viewed as risk management tools by the Company and are not entered into for trading or speculative purposes. Derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting.

Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

Derivatives used to manage interest rate exposures were entered into by the Company to modify certain variable rate obligations to fixed rate obligations. These agreements involve the exchange of amounts based on fixed interest rates for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. For interest rate swap agreements designated as hedges and considered perfectly effective, the amounts to be paid or received are recognized as increases or reductions in interest expense in the periods in which they accrue. Changes in the fair value of these derivatives are recorded in other comprehensive income. For interest rate swap agreements for which the underlying variable rate debt has been repaid by the Company, the derivative is no longer considered effective and the amounts to be paid or received and the changes to the fair value of the derivative are recorded in current period earnings as other expense.

Stock-Based Compensation

The Company has a stock-based compensation plan, which is described more fully in Note 18. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation".

	Years ended December 31		
	2002	**2001**	**2000**
Net income, as reported	**$6,080**	$21,570	$44,379
Deduct:			
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,920)**	(1,901)	(1,531)
Pro forma net income	**$4,160**	$19,669	$42,848
Earnings per share:			
Basic – as reported	**$ .46**	$1.66	$3.50
Basic – pro forma	**$ .32**	$1.51	$3.38
Diluted – as reported	**$ .46**	$1.63	$3.42
Diluted – pro forma	**$ .31**	$1.49	$3.30

Notes to Consolidated Financial Statements *(continued)*

(Thousands of dollars, except share data)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and trade receivables. The Company sells its principal products to a large number of customers in different industries and geographies. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition but does not generally require collateral. The Company invests available cash in money market securities of various banks with high credit ratings.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires that obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs be recognized when they are incurred and displayed as liabilities. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of this statement in the first quarter of 2003 will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. The interpretation provides guidance on the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company had no additional disclosure requirements as a result of the release of this interpretation as of December 31, 2002. The accounting guidelines are applicable to guarantees issued after December 31, 2002 and require that the Company record a liability for the fair value of such guarantees in the balance sheet.

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities" was issued. The interpretation provides guidance on consolidating variable interest entities and applies immediately to variable interests created after January 31, 2003. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics. The Company is reviewing FIN No. 46 to determine its impact, if any, on future reporting periods, but does not currently anticipate any material accounting or disclosure requirements under the provisions of the interpretation.

2. Change in Accounting Policies

Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill and intangible assets deemed to have an indefinite life will no longer be amortized but be tested for impairment at least annually. The amortization period of intangible assets with finite lives is no longer limited to forty years. The Company incurred no transitional impairment charge as a result of adopting the new provisions for determining goodwill impairment and assessing the useful lives of other intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

The following information is presented to compare current period net earnings to prior period net earnings adjusted to exclude amortization of goodwill and other intangible assets deemed to have an indefinite life that are no longer amortized beginning January 1, 2002:

	2002	2001	2000
Net earnings:			
Reported net earnings	$6,080	$21,570	$44,379
Goodwill amortization, net of tax	–	5,011	4,591
Adjusted net earnings	$6,080	$26,581	$48,970
Basic earnings per share:			
Reported net earnings	$ 0.46	$ 1.66	$3.50
Goodwill amortization, net of tax	–	.38	.36
Adjusted net earnings	$ 0.46	$ 2.04	$3.86
Diluted earnings per share:			
Reported net earnings	$ 0.46	$ 1.63	$3.42
Goodwill amortization, net of tax	–	.38	.36
Adjusted net earnings	$ 0.46	$ 2.01	$3.78

Effective January 1, 2002, the Company also adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 on the same topic and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidate a subsidiary for which control is likely to be temporary. The adoption of this standard had no effect on the Company's consolidated financial position, results of operations or cash flows.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement provides guidance on the recognition and measurement of liabilities associated with disposal activities. The adoption of the statement in 2002 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

3. RESTRUCTURE OF OPERATIONS

In 2002 and 2001, the Company announced plans to eliminate, consolidate and restructure certain manufacturing and distribution locations. The elements of the 2002 plan include headcount reductions, the closure of three manufacturing plants, the exit from certain distribution locations (which included the write off of the related cumulative translation adjustment amounts) and further relocation of certain manufacturing activity to Asia. The Company's headcount will be reduced by approximately 300 employees in connection with these actions. The Statement of Consolidated Operations for 2002 includes charges that total $16,900 ($11,906 or $0.90 per share on an after-tax basis) for restructurings and impairments, related inventory write downs and costs to mark to market certain interest rate swaps, that became ineffective as a result of lower debt levels. Charges of $14,500 are classified in the Statement of Consolidated Operations as restructurings and impairments. Charges for the write downs of inventory related to discontinued product lines of $1,500 are classified in the Statement of Consolidated Operations as cost of goods sold. Charges for costs to mark certain interest rate swaps to market of $900 are classified in the Statement of Consolidated Operations as other expense. As of December 31, 2002, employment has been reduced by approximately 200 people due to these actions. Remaining actions related to the Company's 2002 restructure plan include the payment of severance benefits and closure of two manufacturing plants and transfer of their equipment to other facilities. These remaining actions are expected to be substantially completed by April 30, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

The elements of 2001 plan included the closure of five manufacturing plants (affecting 530 employees), reduction of an additional 270 employees at remaining plants, relocation of certain product lines to existing facilities, outsourcing the manufacture of certain product lines to third parties, discontinuing production of certain product lines and further integrating and consolidating the operations of certain acquired companies. The Statement of Consolidated Operations for 2001 included charges that totaled $20,600 ($13,500 or $1.02 per share on an after-tax basis) for restructurings and impairments and related inventory write downs. Charges of $19,100 are classified in the Statement of Consolidated Operations as restructurings and impairments. Charges for the write downs of inventory related to discontinued product lines of $1,500 are classified in the Statement of Consolidated Operations as cost of goods sold. In 2002, the Company sold the land and building for a facility closed in connection with the 2001 restructure plan for $2,212. The resulting gain of $1,545 was included in the restructuring and impairment charges in 2002 as an adjustment to the prior plan. As of December 31, 2002, employment has been reduced by approximately 800 people due to these restructuring actions. Remaining actions related to the Company's 2001 restructure plan include the payment of severance benefits to separated employees and transfer of certain equipment from a closed facility. As of December 31, 2002, all other actions related to the Company's 2001 restructure plans have been completed.

The following table summarizes the 2002 activity related to the Company's restructuring plans and the balances in the accrued restructure account:

		2002 Charges				
	Accrual December 31, 2001	2002 Plan	Adjustments to Prior Plan	Total	2002 Incurred	Accrual December 31, 2002
2002 Restructure plan:						
Employee separations	$ –	$ 6,007	$ –	$ 6,007	$ 4,351	$1,656
Cumulative translation adjustment write offs	–	7,516	–	7,516	7,516	–
Write downs of PP&E, net	–	582	–	582	582	–
Other costs	–	389	–	389	309	80
	–	14,494	–	14,494	12,758	1,736
2001 Restructure plan:						
Employee separations	3,335	–	(345)	(345)	2,839	151
Loss on sale of the Lake Erie Design business	–	–	309	309	309	–
Write downs of PP&E, net	–	–	107	107	107	–
Lease termination cost	600	–	(190)	(190)	410	–
Other costs	874	–	125	125	999	–
	4,809	–	6	6	4,664	151
	$4,809	$14,494	$ 6	$14,500	$17,422	$1,887

Notes to Consolidated Financial Statements *(continued)*

(Thousands of dollars, except share data)

The following table summarizes the 2001 activity related to the Company's 2001 restructure plan and the balances in the accrued restructure account:

	2001 Charges				
	Initial Charge	Adjustments	Total	2001 Incurred	Accrual December 31, 2001
Employee separations	$ 7,784	$688	$ 8,472	$ 5,137	$3,335
Loss on sale of the Lake Erie Design business	6,500	–	6,500	6,500	–
Write downs of PP&E	2,005	–	2,005	2,005	–
Lease termination cost	900	(300)	600	–	600
Other costs	1,456	67	1,523	649	874
	$18,645	$455	$19,100	$14,291	$4,809

Additionally in 2002, the Company incurred $4,451 ($2,887 or $0.22 per share on an after-tax basis) of costs related to the restructure plans that were charged to the Statement of Consolidated Operations as incurred. These costs included $1,669 for losses during the wind-down period for facilities that were closed, $2,016 of costs to relocate equipment and $766 of costs to start up production at plants where products have been transferred. In 2001, the Company incurred $3,483 ($2,233 or $0.17 per share on an after-tax basis) of costs related to the 2001 restructure plan that were charged to the Statement of Consolidated Operations as incurred. These costs included $1,921 for losses during the wind-down period, $1,066 for costs to relocate equipment and $496 for costs to start up production at plants where products have been transferred.

4. Business Acquisitions

All acquisitions have been accounted for under the purchase method. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

On April 5, 2001, the Company acquired all of the outstanding stock of M. Argüeso & Co., Inc. (Argüeso) based in Mamaroneck, New York for $19,685. Consideration consisted of $9,094 in cash, $3,616 in debt assumed and 192,487 shares of the Company's common stock valued at $6,975. Argüeso is a manufacturer and distributor of wax blends for use in the investment casting industry. Argüeso's products are used in a variety of investment casting applications in industries such as aerospace, power generation and medical. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$ 8,439
Property, plant and equipment	6,235
Intangible assets	750
Goodwill	7,843
Total assets acquired	23,267
Current liabilities	3,582
Net assets acquired	$19,685

The intangible assets acquired are patents valued at $750 with a 14 year weighted-average useful life. The $7,843 of goodwill was assigned to the Specialty Materials and Alloys segment and is not expected to be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

In 2001, the Company also completed two relatively smaller acquisitions. On February 6, 2001, the Company and a group of investors acquired substantially all of the assets and business of AAA Aircraft Supply Co., Inc. (AAA) located in Windsor Locks, Connecticut for $7,000. The Company's ownership percentage was 88.75 percent. In connection with the acquisition of AAA, members of AAA's management and a director of the Company obtained ownership interests in AAA of 6.25 percent and 5.0 percent, respectively, on the same terms as the Company. AAA is a North American distributor of fasteners sold to the aerospace markets. On October 3, 2001, the Company acquired substantially all the assets and business of J. F. McCaughin Co. located in Rosemead, California for approximately $2,500. McCaughin is a formulator, manufacturer and distributor of waxes, supplies and equipment to the investment casting industry.

On March 14, 2000, the Company acquired all of the outstanding shares of Avibank Mfg., Inc. (Avibank) based in Burbank, California for $115,923. Consideration consisted of $112,323 in cash and 110,652 shares of the Company's common stock in treasury valued at $3,600. Avibank is a manufacturer of latches, hold open rods, quick release pins, structural panel fasteners, self-retaining bolts and expandable fasteners for aerospace markets. Avibank, through its AVK Industrial Products Division, also manufactures threaded inserts for automotive and industrial markets. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$ 25,930
Property, plant and equipment	8,431
Intangible assets	2,000
Goodwill	88,839
Total assets acquired	125,200
Current liabilities	9,277
Net assets acquired	$115,923

The intangible assets acquired of $2,000 consist of customer contracts valued at $1,300 with a five year weighted-average useful life and patents valued at $700 with a ten year weighted-average useful life. The $88,839 of goodwill was assigned to the Aerospace Fasteners and Components segment and Engineered Fasteners and Components segment in the amounts of $44,092 and $44,747, respectively. The total amount of goodwill is expected to be deductible for tax purposes.

In 2000, the Company also completed two relatively smaller acquisitions in Europe. On January 10, 2000, the Company acquired certain operating assets of ULMA S.p.A. (ULMA) based in Milan, Italy for approximately $2,300. ULMA is a full range manufacturer of flat, planetary and cylindrical thread roll dies used in metal forming. In December 2000, the Company acquired certain operating assets of DACAR S.A. based in Auxerre, France for approximately $1,600. DACAR is a manufacturer of precision machined components and structural assemblies used by European aerospace suppliers.

The following unaudited pro forma consolidated results of operations are presented as if the Argüeso and Avibank acquisitions had been made at the beginning of the periods presented. The effects of the AAA , McCaughin, ULMA and DACAR acquisitions are not material and, accordingly, have been excluded from the pro forma presentation.

	Years ended December 31		
	2002	2001	2000
Net sales	$830,310	$923,617	$910,716
Net earnings	6,080	21,645	44,527
Basic earnings per common share	0.46	1.66	3.46
Diluted earnings per common share	0.46	1.64	3.38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

The pro forma consolidated results of operations include adjustments to give effect to amortization of goodwill, interest expense on acquisition debt, shares of common stock issued and the related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

5. SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001	2000
Cash paid for interest	$18,319	$19,933	$21,843
Cash paid (refunded) for income taxes, net	(1,100)	9,891	12,819
Noncash transactions:			
Issuance (refund) of treasury shares for businesses acquired	–	6,975	3,600
Debt assumed with businesses acquired	–	3,616	483
Acquisition of treasury shares for stock options exercised	1,022	2,541	1,965

6. ACCOUNTS AND NOTES RECEIVABLE

	2002	2001
Trade	$120,838	$130,683
Notes and other	4,237	3,860
	125,075	134,543
Less allowance for doubtful receivables	5,143	4,880
	$119,932	$129,663

7. INVENTORIES

	2002	2001
Finished goods	$ 71,388	$ 75,667
Work-in-process	54,485	57,592
Raw materials and supplies	31,157	34,956
Tools	6,853	6,936
	$163,883	$175,151

8. PROPERTY, PLANT AND EQUIPMENT

	2002	2001
Land	$ 7,755	$ 8,117
Buildings	81,839	76,504
Machinery and equipment	299,111	279,590
Construction in progress	12,452	29,825
	401,157	394,036
Less accumulated depreciation	184,751	167,976
	$216,406	$226,060

Depreciation expense was $29,702, $30,993 and $30,654 in 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

9. GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

	Aerospace Fasteners and Components	Engineered Fasteners and Components	Specialty Materials and Alloys	Magnetic Products	Total
Balance as of January 1, 2002	$ 84,869	$ 77,364	$ 17,115	$ 27,224	$ 206,572
Foreign currency translation adjustments	3,250	294	–	–	3,544
Balance as of December 31, 2002	$88,119	$77,658	$17,115	$27,224	$210,116

10. INTANGIBLE ASSETS

Identifiable intangible assets as of December 31, 2002 are recorded in Other assets in the Consolidated Balance Sheet and comprise the following:

	Gross Amount	Accumulated Amortization	Net Intangible Assets
Amortizable intangible assets:			
Patents and trademarks	$1,850	$305	$1,545
Customer contracts	1,300	537	763
	$3,150	$842	$2,308

Aggregate amortization expense incurred was $582, $314 and $204 in 2002, 2001 and 2000, respectively. The estimated amortization expense amounts over the next five years are as follows: $537, $537, $155, $155 and $155 in 2003 through 2007, respectively.

11. NOTES PAYABLE AND CURRENT PORTION OF LONG-TERM DEBT

	2002	2001
Short-term bank borrowings and notes payable	$ 2,396	$ 7,603
Current portion of long-term debt	9,122	12,493
	$11,518	$20,096

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

The Company's weighted-average interest rate for short-term bank borrowings and notes payable was 4.29% and 4.61% as of December 31, 2002 and 2001, respectively. Short-term lines of credit are made available to the Company by commercial banks under customary arrangements which require the maintenance of a satisfactory financial condition by the Company. These lines may be withdrawn at the discretion of the banks. Unused short-term lines of credit were $21,168 as of December 31, 2002. The Company also has unused long-term credit facilities as discussed in Note 13.

12. ACCRUED EXPENSES

	2002	2001
Employee compensation and related benefits	$33,598	$38,137
Interest	6,397	7,003
Environmental	2,600	3,900
Other	21,344	22,486
	$63,939	$71,526

13. LONG-TERM DEBT

	2002	2001
1999 Note Purchase Agreement, fixed interest rates of 7.75% to 7.85%	$80,000	$80,000
1996 Note Purchase Agreement, fixed interest rates of 7.70% to 7.88%	74,091	79,545
2000 Note Purchase Agreement, fixed interest rate of 8.37%	15,000	15,000
2002 Bank Credit Agreement, variable interest rate, 2.55% at December 31, 2002	30,000	–
1998 Bank Credit Agreement, variable interest rate, 2.46% at December 31, 2001	–	50,000
Michigan Revenue Bonds, Series 2000, variable interest rate, 1.70% and 1.75% at December 31, 2002 and 2001, respectively	6,000	6,000
Utah Revenue Bonds, Series 1987, variable interest rate, 1.75% and 2.00% at December 31, 2002 and 2001, respectively	5,300	5,300
Term Note payable, variable interest rate, 3.94% and 4.64% at December 31, 2002 and 2001, respectively	1,375	2,000
Deferred payments, fixed interest rate of 6.00%	777	1,511
Promissory Notes, fixed interest rate of 7.00%	290	1,448
Note Payable, fixed interest rate of 8.38%	–	2,167
Other	9,363	12,600
	222,196	255,571
Less current installments (included in notes payable)	9,122	12,493
	$213,074	$243,078

Notes to Consolidated Financial Statements *(continued)*

(Thousands of dollars, except share data)

Installments due during the next five years are as follows: $9,122, $14,578, $47,082, $17,071 and $16,732 in 2003 through 2007, respectively.

In 1999, the Company entered into a long-term Note Purchase Agreement with five insurance companies for $80,000 at fixed interest rates of 7.75 percent to 7.85 percent. Of the total proceeds, $50,000 is due in annual installments of $4,545 from August 1, 2004 to August 1, 2014 and $30,000 is due on August 1, 2009.

In 1996, the Company entered into a long-term Note Purchase Agreement with three insurance companies for $85,000 at fixed interest rates of 7.70 percent to 7.88 percent. Of the total proceeds, $60,000 is due in annual installments of $5,455 from July 1, 2001 to July 1, 2011 and $25,000 is due in annual installments of $3,571 from July 1, 2005 to July 1, 2011.

In 2000, the Company entered into a long-term Note Purchase Agreement with one insurance company for $15,000 at a fixed interest rate of 8.37 percent due in annual installments of $2,143 from February 28, 2004 to February 29, 2010.

On June 18, 2002, the Company entered into a Bank Credit Agreement to borrow up to $130,000 in either United States Dollars or certain European currencies. Borrowings bear interest at either a) an overnight base rate equal to the higher of the prime rate of the agent bank or the federal funds rate plus .5 percentage points, b) a rate equal to the effective interbank rate plus a margin ranging from 1.00 to 1.50 percentage points based on the consolidated Leverage Ratio, as defined, or c) at a rate and term negotiated between the agent bank and the Company, as applicable. Borrowings outstanding under the 2002 Bank Credit Agreement at December 31, 2002 were $30,000 with an interest rate of 2.55 percent. However, the Company utilizes interest rate swap agreements which effectively converted the variable rate borrowings under the 2002 Bank Credit Agreement to an average fixed rate of 7.78 percent. The 2002 Bank Credit Agreement expires on June 30, 2005. The Company is required to pay a fee on unborrowed amounts of the facility ranging from .20 to .325 percentage points based on its consolidated Leverage Ratio. In connection with this Bank Credit Agreement, the 1998 Bank Credit Agreement and the 2000 Bank Credit Agreement were terminated.

The Michigan Strategic Fund Variable Rate Demand Limited Obligation Revenue Bonds, Series 2000, were issued to finance the acquisition and installation of machinery and equipment at an engineered fasteners and components segment manufacturing facility in Canton, Michigan and are to be repaid on February 1, 2010. The Bonds are collateralized by a bank letter of credit. In 2002 and 2001, the average interest rate was 1.55 percent and 2.81 percent, respectively.

The Utah Industrial Development Revenue Bonds, Series 1987, were issued to finance the acquisition and improvement of an aerospace fasteners and components segment manufacturing facility in Salt Lake City, Utah and are due in 2012. The Bonds are collateralized by a first mortgage on the facility and a bank letter of credit. In 2002 and 2001, the average interest rate was 1.58 percent and 2.85 percent, respectively.

In connection with the 2001 acquisition of AAA Aircraft Supply Co., Inc., the Company and a group of investors entered into an agreement to borrow $3,000 from a commercial bank to partially finance the transaction. The note bears interest at a variable rate plus a margin of 2.50 percentage points. The average interest rate for 2002 and 2001 was 4.29% and 6.42%, respectively. The note is payable in monthly installments of $63 plus interest and will be paid in full in October, 2004. The note is collateralized by the assets of AAA Aircraft Supply, LLC.

As part of the 1998 acquisition of SPS Technologies Waterford Company (formerly, Terry Machine Company), the Company assumed a note payable to a commercial bank in the amount of approximately $4,300. This note bears interest at a fixed rate of 8.38 percent and was payable in monthly installments of $73 (including interest) until September, 2002. The final installment of $1,700 was paid on September 11, 2002. In addition, the former stockholders of the Terry Machine Company agreed to accept deferred

(Thousands of dollars, except share data)

payments for a portion of the purchase price aggregating $4,000. The Company has discounted this liability using a 6.0 percent rate. These amounts are payable in annual installments of $800 until June 30, 2003.

In connection with the 1998 acquisition of Greenville Metals, Inc., the former stockholders accepted promissory notes for a portion of the purchase price aggregating approximately $5,800. The notes bear interest at a fixed rate of 7.0 percent and are payable in quarterly installments of $290 plus interest until March 31, 2003.

Other debt includes capital leases and other financing collateralized by fixed assets, along with other unsecured local borrowings.

The Company is subject to a number of restrictive covenants under its various debt agreements. Covenants associated with the Bank Credit Agreement are generally more restrictive than those of the Note Purchase Agreements. The following significant covenants are currently in place under the Bank Credit Agreement: maintenance of a consolidated debt-to-total capitalization (shareholders' equity plus total debt) ratio of not more than 50 percent, maintenance of a consolidated net worth of at least $282,148 plus 50 percent of consolidated net income for quarters ended after December 31, 2001 and maintenance of a Consolidated Fixed Charge Coverage Ratio, as defined, of not less than 1.25 to 1 for the prior four consecutive fiscal quarters as measured at the end of each quarter. The Company and the Bank Group entered into an amendment dated September 26, 2002, which permitted a relaxation in the hurdle for the Consolidated Fixed Charge Coverage Ratio for the fiscal quarters ending September 30, 2002 and December 31, 2002, from 1.25 to 1 to 1.10 to 1. A similar amendment was agreed with the holders of the Company's Note Purchase Agreements. Under the Note Purchase Agreements, restricted payments, which include all dividends and purchases or retirements of capital stock, made by the Company may not exceed $40,000 plus 50 percent of consolidated net income (or minus 100 percent of the consolidated net loss) from January 1, 1999 to the date of the restricted payment. As of December 31, 2002, the amount of retained earnings available for future restricted payments is $87,000. Certain of the Company's debt agreements contain cross default and cross acceleration provisions. At December 31, 2002, the Company was in compliance with all covenants. As of December 31, 2002, under the terms of the existing credit agreements, the Company is permitted to incur an additional $122,000 in debt.

14. Commitments and Contingencies

Leases

Certain of the Company's operations are conducted from leased facilities, all of which are under operating leases which expire over the next 10 years. The Company also has operating leases covering certain machinery and equipment. Substantially all leases provide for the Company to pay operating expenses. Rental expense incurred was $14,492, $11,882 and $9,895 in 2002, 2001 and 2000, respectively.

At December 31, 2002, the future minimum annual rentals on non-cancelable leases which have initial or remaining terms of more than one year aggregated $78,636. The minimum payments over the next five years are as follows: $13,769, $13,244, $12,091, $10,555 and $6,275 in 2003 through 2007, respectively. During 2001, the Company sold machinery and equipment with a book value of $15,166 for $20,000 and leased the equipment back under a five year operating lease. The gain on the transaction was deferred and is being amortized over the lease term. If the lease is terminated and the Company chooses to retain the equipment, the Company must pay the purchase option price. If the lease is terminated and the lessor disposes of the equipment, then the Company must pay any shortfall of the sales proceeds up to the residual value guarantee to the lessor. The purchase option price and minimum residual value guarantee related to this lease are $8.0 million and $2.0 million, respectively.

Environmental

The Company has been identified as a potentially responsible party by various federal and state authorities for clean up or removal of waste from various disposal sites. At December 31, 2002, the Company had an accrued liability of $2,600 for environmental remediation which represents

Notes to Consolidated Financial Statements *(continued)*

(Thousands of dollars, except share data)

management's best estimate of the undiscounted costs related to environmental remediation which are considered probable and can be reasonably estimated. The Company has not included any insurance recovery in the accrued environmental liability. The measurement of the liability is evaluated quarterly based on currently available information. Management believes the overall costs of environmental remediation will be incurred over an extended period of time. As the scope of the Company's environmental liability becomes more clearly defined, it is possible that additional reserves may be necessary. Accordingly, it is possible that the Company's results of operations in future quarterly or annual periods could be materially affected. Management does not anticipate that its consolidated financial condition will be materially affected by environmental remediation costs in excess of amounts accrued.

The Company has established procedures for identifying environmental issues at its manufacturing facilities. Environmental and safety coordinators, a designated position at most of the operating facilities, are familiar with environmental laws and regulations and serve as resources for the identification and resolution of environmental issues. The Company also has an environmental audit program, which is used to identify and resolve potential environmental issues at the operating facilities. Through these programs, the Company monitors applicable regulatory developments and manages environmental issues.

Litigation

The Company is involved in lawsuits, claims, investigations and proceedings, including commercial, environmental and employment matters, which arise in the ordinary course of business. Although the final outcome of these matters cannot be determined, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

On April 29, 2002, in the case of Brookover v. Flexmag Industries, Inc., an Ohio Appeals Court affirmed a trial court judgment against one of the Company's subsidiaries, resulting from a workplace injury claim in 1997. On June 17, 2002 the Company settled its portion of the claim for $2,150 ($1,328 after tax or $0.10 per share).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company reports the components of comprehensive income (loss), total comprehensive income (loss) and total accumulated other comprehensive income (loss) in the Statements of Consolidated Shareholders' Equity. The income tax effects and accumulated balances for each component of comprehensive income (loss) are as follows:

	Cumulative Translation Adjustments	Fair Value of Derivatives	Minimum Pension Liability	Total Other Comprehensive Income (Loss)
December 31,1999	$ (18,379)	$ –	$ (732)	$ (19,111)
Amounts arising during year	(7,740)	–	21	(7,719)
Deferred income tax effects	–	–	(7)	(7)
December 31, 2000	(26,119)	–	(718)	(26,837)
Amounts arising during year	(5,651)	(3,410)	(23,269)	(32,330)
Deferred income tax effects	–	983	7,775	8,758
Cumulative accounting changes – Gross	–	89	–	89
Cumulative accounting changes – Deferred income tax effects	–	161	–	161
December 31, 2001	(31,770)	(2,177)	(16,212)	(50,159)
Amounts arising during year	11,173	(949)	(40,905)	(30,681)
Deferred income tax effects	–	367	13,284	13,651
Reclassification adjustments	7,516	900	–	8,416
Deferred income tax effects	–	(315)	–	(315)
December 31, 2002	$(13,081)	$(2,174)	$(43,833)	$(59,088)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

16. INCOME TAXES

The components of the provision (benefit) for income taxes were as follows:

	2002	2001	2000
Currently payable:			
United States			
Federal	$ (3,008)	$5,050	$ 8,246
State and local	655	911	1,163
Non-United States	473	961	3,672
	(1,880)	6,922	13,081
Deferred:			
United States			
Federal	5,667	1,660	4,726
State and local	129	80	395
Non-United States	(636)	1,138	1,498
	5,160	2,878	6,619
	$ 3,280	$9,800	$19,700

The income tax benefits of employee stock option compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes which were credited to additional paid-in capital were $639 in 2002, $1,895 in 2001 and $1,930 in 2000.

The components of earnings before income taxes were as follows:

	2002	2001	2000
United States	$10,627	$21,440	$44,174
Non-United States	(1,267)	9,930	19,905
	$ 9,360	$31,370	$64,079

The components of the deferred income tax asset (liability) on the Consolidated Balance Sheets were as follows:

	2002	2001
Inventory	$ 7,820	$6,852
Pension benefits	15,506	1,418
Post-retirement benefits other than pensions	3,380	3,657
Other employee benefits and compensation	10,437	11,643
Accrued expenses	3,039	2,010
Net operating loss carryforwards	4,470	4,682
Capital loss carryforwards	3,252	1,043
Valuation allowances	(10,103)	(8,089)
Deferred income tax asset	37,801	23,216
Depreciation	(28,064)	(24,333)
Intangibles	(6,530)	(3,465)
Other, net	(1,852)	(1,618)
Deferred income tax liability	(36,446)	(29,416)
Net deferred income tax asset (liability)	$ 1,355	$(6,200)

At December 31, 2002 the Company had net operating loss (NOL) carryforwards available in Brazil of $7,700, England of $2,200, Australia of $1,500, Luxembourg of $500, China of $800, Hong Kong of $300 and France of $800. In 2006, $400 of the NOL in France expires. In 2007, the remaining $400 of the NOL in France and the full $800 of the NOL in China expires. All other NOLs can be carried forward indefinitely with no expiration dates. The NOL carryforward available in England relates to operating losses of a business acquired in 1998. These losses must be used to offset future taxable income of the acquired business and are not available to offset taxable income of other subsidiaries located in England. The Company also has capital loss carryforwards of $2,200 available in England with no expiration dates and capital loss carryforwards of $7,400 available in the United States that expire in 2007. These capital losses must be used to offset future capital gains and are not available to offset taxable operating income. The valuation allowances at

(Thousands of dollars, except share data)

December 31, 2002 and 2001 relate to the deferred income tax assets for the capital loss carryforwards and other deferred income tax assets for certain state and non-United States tax jurisdictions. The increase in the valuation allowance for 2002 was $2,014. The valuation allowance was reduced by $1,237 due to changes in currency exchange rates and $375 due to a decrease in the deferred income tax asset as a result of the partial utilization of the capital loss carryforward in England. The valuation allowance was increased by $1,046 due to current year operating losses by certain subsidiaries in Brazil, Luxembourg, China, Hong Kong and France and $2,580 for the current year capital losses incurred in the United States.

The following sets forth the differences between the provision for income taxes computed at the United States federal statutory income tax rate of 35 percent and that reported for financial statement purposes:

	2002	2001	2000
Provision computed at the United States federal statutory income tax rate	$ 3,276	$10,980	$22,428
Earnings of certain subsidiaries taxed at different rates	(2,139)	(2,390)	(3,195)
State income tax, net of federal benefit	510	644	1,136
Non-deductible goodwill amortization expense	–	1,003	916
Tax loss on disposal of investment in Mexican subsidiary in excess of book loss	(1,890)	–	–
Losses with no benefit provided	3,626	289	102
Change in valuation allowance	(375)	(357)	(243)
General business credits	–	(40)	(158)
Other, net	272	(329)	(1,286)
Provision for income taxes	$ 3,280	$ 9,800	$19,700

United States income taxes have not been provided on unremitted earnings of certain subsidiaries located outside the continental United States of approximately $64,900 because, in management's opinion, such earnings have been indefinitely reinvested in these operations, will be remitted in a tax-free liquidation, or will be remitted as dividends with taxes substantially offset by foreign tax credits. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in these non-United States subsidiaries.

17. RETIREMENT PLANS AND OTHER BENEFITS

The Company sponsors a number of defined contribution plans. Participation in these plans is available to substantially all United States salaried and hourly employees and certain employees in England. Participants may make voluntary pre-tax or after-tax contributions to the plan up to 50 percent of their compensation. Primarily, the Company contributes a percentage of the employees' contributions to the plans. However, certain subsidiaries contribute a fixed percentage of the employees' compensation. The Company's contribution expense for these plans was $2,859 in 2002, $2,815 in 2001 and $1,264 in 2000. The increase in the expense for 2001 compared to 2000 is attributed to employees of certain recently acquired businesses starting their participation in the Company's defined contribution plans on January 1, 2001.

The Company sponsors a number of defined benefit pension plans covering a majority of its employees and a defined benefit plan covering non-employee directors. The benefits of such plans are based primarily on years of service and compensation. Plan assets consist principally of common stocks, pooled equity funds, corporate bonds and United States Government obligations. At December 31, 2002 and 2001, the plans' assets included 394,264 and 398,264 shares of the Company's common stock with fair values of $9,364 and $13,907, respectively. There were no dividends received from Company stock for the years ended December 31, 2002, 2001 and 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

The following provides a reconciliation of benefit obligations, plan assets, funded status and the amounts recognized in the Consolidated Balanced Sheets for these plans at December 31, 2002 and 2001:

	2002	2001
Change in benefit obligation:		
Benefit obligation at January 1	$184,923	$171,071
Service cost	7,953	7,925
Interest cost	12,285	11,309
Plan participants' contributions	919	853
Amendments	17	972
Actuarial loss (gain)	10,807	4,935
Benefits paid	(16,281)	(10,838)
Foreign currency exchange rate changes	12,203	(1,304)
Benefit obligation at December 31	$212,826	$184,923
Change in plan assets:		
Fair value of plan assets at January 1	$148,532	$168,400
Actual return on plan assets	(23,363)	(16,558)
Employer contributions	8,048	9,241
Plan participants' contributions	919	853
Benefits paid	(16,281)	(10,838)
Foreign currency exchange rate changes	7,908	(2,566)
Fair value of plan assets at end of year	$125,763	$148,532

	2002	2001
Reconciliation of funded status:		
Funded status	$(87,063)	$(36,391)
Unrecognized net actuarial loss (gain)	98,459	50,782
Unrecognized prior service cost (gain)	(1,472)	(1,719)
Unrecognized transition obligation (asset)	(664)	(1,064)
Net pre-tax amount recognized	$ 9,260	$ 11,608
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid benefit cost	$ 14,394	$ 15,643
Noncurrent benefit plan liability	(73,170)	(31,929)
Intangible asset	2,774	3,537
Accumulated other comprehensive income	65,262	24,357
Net pre-tax amount recognized	$ 9,260	$ 11,608

The plans which have accumulated obligations in excess of plan assets have an obligation of $212,826 and assets of $125,763 and are therefore under funded by $87,063 at December 31, 2002.

The assumptions used as of December 31, 2002, 2001 and 2000, in determining the net pension cost and net pension liability for United States plans were as follows:

	2002	2001	2000
Discount rate	6.75%	7.25%	7.60%
Rate of return on plan assets	8.50%	9.50%	9.50%
Rate of future compensation increase	4.50%	4.50%	4.50%

Notes to Consolidated Financial Statements *(continued)*

(Thousands of dollars, except share data)

The assumptions used in determining the net pension cost and pension liability for non-United States pension plans were based on the economic environment of each applicable country. The assumed discount rate was 5.5 percent, the assumed rate of future compensation increase was 3.5 percent and the range for the assumed rate of return on plan assets was 6.5 to 7.0 percent.

The components of the net periodic pension cost incurred were as follows:

	2002	2001	2000
Net periodic pension cost (income):			
Service cost	$ 7,953	$ 7,925	$ 7,575
Interest cost	12,285	11,309	11,313
Expected return on plan assets	(12,211)	(13,856)	(13,472)
Amortization of prior service cost (gain)	(627)	(499)	(575)
Amortization of transition obligation (asset)	(488)	(468)	(460)
Amortization of net actuarial loss (gain)	2,738	318	783
Net periodic pension cost	9,650	4,729	5,164
Curtailment and settlement expense	1,638	1,553	1,852
Total expense	$11,288	$ 6,282	$ 7,016

In 2002, a curtailment expense of $1,638 was recognized due to termination of employees' services earlier than expected at plants affected by the Company's 2002 restructuring plan. In 2001, a curtailment expense of $1,553 was recognized due to termination of employees' services earlier than expected at plants affected by the Company's 2001 restructuring plan. In 2000, a settlement expense of $1,852 was recognized due to the level of participation in the Company's early retirement window with special termination benefits offered to plan participants in 2000.

Other Postretirement Benefits

In addition to providing pension benefits, the Company and certain of its subsidiaries provide postretirement health care and life insurance benefits. All full-time non-bargaining unit employees hired prior to January 1, 1990 are eligible for medical benefits under a defined dollar benefit plan if they retire with at least 10 years of service and meet certain age requirements. Generally, Company-provided medical benefits terminate when covered individuals become eligible for Medicare benefits. The medical plan is contributory, with retiree contributions adjusted annually. The life insurance plan covers substantially all employees who retire from full-time employment after age 55 with at least 10 years of service. The life insurance plan is non-contributory. Both of the Company's postretirement plans are unfunded.

An assumed discount rate of 6.75 percent and 7.25 percent was used to determine the accumulated postretirement benefit obligation at December 31, 2002 and 2001, respectively.

(Thousands of dollars, except share data)

The following provides a reconciliation of benefit obligations and funded status of these plans at December 31, 2002 and 2001:

	2002	2001
Change in benefit obligation:		
Benefit obligation at January 1	$ 7,172	$9,236
Service cost	121	162
Interest cost	533	587
Plan participants' contributions	118	145
Plan amendments	–	(1,199)
Actuarial loss (gain)	1,036	(727)
Benefit payments	(934)	(1,032)
Benefit obligation at December 31	$ 8,046	$7,172
Reconciliation of funded status:		
Funded status	$(8,046)	$(7,172)
Unrecognized net actuarial loss (gain)	1,084	48
Unrecognized prior service cost (gain)	(2,693)	(3,326)
Noncurrent benefit plan obligation	$(9,655)	$(10,450)

The components of the net periodic postretirement benefit cost incurred were as follows:

	2002	2001	2000
Net periodic benefit cost (income):			
Service cost	$121	$162	$201
Interest cost	533	587	669
Amortization of prior service cost (gain)	(633)	(531)	(531)
Net periodic benefit cost	$ 21	$218	$339

An 8.0% percent annual rate of increase in the per capita costs of covered health care benefits was assumed for 2002. Increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would change the accumulated postretirement benefit obligation as of December 31, 2002 by $73 and change the aggregate of the service and interest components of net periodic postretirement benefit cost for 2002 by $7.

18. STOCK-BASED COMPENSATION

The Company grants stock options under the 1988 Long Term Incentive Stock Plan which continues to the year 2009. Under the plan, the Company may grant up to an aggregate of 4,155,000 shares in either stock options (fixed price or variable price) or restricted shares to officers and key employees. Also, non-employee directors may elect to receive discounted price options in lieu of all or a portion of their annual retainer fee. The number of such options, if this method of payment is elected by a director, is based upon market value of the Company's common stock at date of the grant. The Company also granted 23,000 and 37,000 stock options in 2001 and 2000, respectively, to certain employees pursuant to contractual agreements negotiated at the time of the employee's initial hire. These options were not granted under the 1988 Long Term Incentive Stock Plan. The exercise price of fixed price options is determined based on the market value of the Company's common stock on date of the grant. Discounted price options are granted at par value of the common stock on date of the grant. The maximum term of all options is 10 years. Fixed price options granted vest over a five-year period and discounted price options granted vest after one year.

The weighted-average fair value of options granted per share was $15.08, $21.81 and $14.78 in 2002, 2001 and 2000, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average assumptions used for grants were as follows: expected volatility of 36 percent in 2002, 34 percent in 2001 and 33 percent in 2000, expected option life of six years in 2002, 2001 and 2000, and no expected dividend payments over the life of the option. The expected weighted-average risk-free interest rates of 4.8 percent in 2002, 5.1 percent in 2001 and 6.8 percent in 2000 were used.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

A table illustrating the effect on net income and earnings per share as if the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation" is presented in Note 1 to the financial statements.

At December 31, 2002, 100 individuals held options to purchase an aggregate of 1,101,405 shares (fixed 1,082,261; discounted 19,144). No variable price options were outstanding at December 31, 2002.

Additional information about options outstanding at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Life (years)	Number of Shares	Weighted-Average Exercise Price
$.50 (Discounted)	19,144	$.50	4.9	17,200	$.50
$10.81-$14.22	83,642	13.31	1.8	83,642	13.31
$19.75-$27.00	75,732	26.49	3.0	75,732	26.49
$30.97-$45.59	750,188	36.88	6.5	414,338	37.67
$46.74-$54.81	172,699	50.81	8.0	49,895	51.04
	1,101,405			640,807	

Changes in shares under option were as follows:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year	**1,052,754**	**$34.64**	1,086,026	$29.30	1,149,108	$26.65
Additions (deductions):						
Options granted	**156,444**	**34.01**	172,376	50.37	162,125	32.13
Options exercised	**(80,992)**	**14.04**	(185,548)	17.34	(208,507)	16.04
Options expired or terminated	**(26,801)**	**40.43**	(20,100)	40.83	(16,700)	39.35
Options outstanding at end of year	**1,101,405**	**35.93**	1,052,754	34.64	1,086,026	29.30
Options exercisable at end of year	**640,807**	**33.21**	560,778	28.35	571,800	22.61
Shares available for future option grants and stock awards	**329,475**		232,964		125,632	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

Under the 1988 Long Term Incentive Stock Plan, the Company has issued 55,824 restricted shares, net of cancellations. Of this amount, 3,882 and 490 restricted shares were granted in 2002 and 2001, respectively. Shares granted become free of any restrictions at a rate of 20 percent per year or in full upon retirement. As of December 31, 2002, 11,806 shares issued remain subject to restrictions under this plan.

Under the 2000 Restricted Stock Award Plan, the Company may grant up to an aggregate of 100,000 restricted shares. Under this plan, the Company has issued 12,439 restricted shares, net of cancellations. Of this amount, 1,761 were granted in 2002 and 10,751 were granted in 2000. Shares granted become free of any restrictions at a rate of 20 percent per year or in full upon retirement. As of December 31, 2002, 7,307 shares issued remain subject to restrictions under this plan.

19. EARNINGS PER SHARE

Basic earnings per common share is calculated using the weighted average shares of common stock outstanding, while diluted earnings per common share reflects the potential dilution that could occur if stock options were exercised. Earnings per share are computed as follows:

	2002	2001	2000
Net earnings	$ 6,080	$ 21,570	$ 44,379
Weighted average shares of common stock outstanding used to compute basic earnings per common share	13,128,792	13,015,748	12,691,781
Additional common shares to be issued assuming exercise of stock options, net of shares assumed reacquired	85,377	209,389	279,067
Shares used to compute dilutive effect of stock options	13,214,169	13,225,137	12,970,848
Basic earnings per common share	$ 0.46	$ 1.66	$ 3.50
Diluted earnings per common share	$ 0.46	$ 1.63	$ 3.42

Options to purchase 360,031 shares of common stock at a weighted-average price of $44.40 per share were outstanding during 2002 but were not included in the computation of diluted EPS in 2002 because the options' exercise price was greater than the average market price of the common shares. These options expire on various dates between December 17, 2007 and July 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

20. PREFERRED STOCK PURCHASE RIGHTS

As provided in the Rights Agreement dated November 21, 1998, the Board of Directors declared a dividend distribution of one Right for each outstanding share of common stock. Under the 1998 Rights Agreement, each Right may be exercised, under certain conditions, to purchase one one-hundredth of a share of Series A Junior Participating Preferred Shares, par value $1.00 per share, for $250, subject to adjustment. The Rights are not exercisable or transferable apart from the common stock until 10 business days after a public announcement that a person or group has acquired or intends to commence a tender offer for 10 percent or more of the outstanding common stock. The Board of Directors may, at its option and under certain conditions, exchange all of the Rights not owned by the 10 percent holder for an equal number of shares of common stock. The Rights, which expire on November 21, 2008, unless extended by the Company's Board of Directors, do not have voting or dividend rights and may be redeemed by the Company at a price of $.01 per Right at any time until 10 business days following the acquisition of 10 percent or more of the Company's common stock.

In the event that the Company is acquired in a merger or other business combination transaction, or 50 percent or more of its assets or earning power is sold, each Right will entitle the holder to receive from the surviving or acquiring corporation, for the exercise price, common stock having a market value equal to two times the exercise price of the Right. Alternatively, if a 10 percent holder were to acquire the Company in a business combination transaction in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, each Right not owned by the 10 percent holder would have the right to receive common shares having a market value of two times the exercise price of the Right.

21. FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

	2002	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 75,982	$ 75,982
Long-term debt, including current portion	(222,196)	(256,625)
Interest rate swaps	(4,565)	(4,565)
Forward exchange contracts	318	318

	2001	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 59,948	$ 59,948
Long-term debt, including current portion	(255,571)	(275,687)
Interest rate swaps	(2,968)	(2,968)
Forward exchange contracts	(352)	(352)

The methods and assumptions used to estimate the fair value of each class of financial instruments and additional information related to these financial instruments are as follows:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Notes to Consolidated Financial Statements *(continued)*

(Thousands of dollars, except share data)

Long-Term Debt

The fair value of fixed rate long-term debt was estimated at the discounted amount of future cash flow using the Company's year-end incremental rate of borrowing for similar debt. The fair value of variable rate debt approximates its carrying value.

Interest Rate Swaps

The fair values of the interest rate swap agreements are the estimated amounts that the banks would receive or pay to terminate the swap agreements at December 31, 2002 and 2001. The notional principal amounts of interest rate swap agreements outstanding were $50,726 and $50,770 at December 31, 2002 and 2001, respectively. In November 2000, the Company entered into interest rate swap agreements which effectively converted $30,000 of its variable rate obligations to an average fixed rate of 7.78 percent. The 2000 agreements expire in November 2005. In November 1998, the Company entered into interest rate swap agreements which effectively converted $20,000 of its variable rate obligations to an average fixed rate of 6.36 percent. The 1998 agreements expire in November 2003. As part of a 2001 business acquisition, the Company acquired an interest rate swap agreement which effectively converts a variable rate mortgage obligation to an average fixed rate of 7.99 percent. At December 31, 2002 and 2001, the notional principle amount of the swap related to this mortgage obligation was $726 and $770, respectively. This agreement expires in May 2009. The maximum remaining length of time of the interest rate swaps currently in place as of December 31, 2002 is approximately 6.4 years. Because the Company has repaid the underlying debt related to the 1998 agreements (notional amount of $20,000) and the acquired mortgage obligation (notional amount of $726), these derivatives are no longer considered effective. In 2002, the amounts paid to the counterparties and changes to the fair values of these ineffective derivatives that were recorded in current period earnings as other expense totaled $1,064. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. The Company does not anticipate nonperformance by the counterparties who are major financial institutions.

Forward Exchange Contracts

At December 31, 2002 and 2001, the Company had $30,000 and $44,967, respectively, of foreign currency forward exchange contracts outstanding. These contracts are primarily in British pounds, Euros and Canadian dollars and mature within 30 days. The fair value of these contracts which represents the amount to be exchanged if the existing contracts were settled at December 31, 2002, was not material. In addition, the Company has entered into a series of foreign currency forward exchange contracts to buy certain foreign currencies each month over a future period of time at the forward exchange rate at the time of the contract. At December 31, 2002, the Company had forward exchange contracts to purchase $4,878 of foreign currencies (British pounds) with maturities ranging from March 31, 2003 to December 31, 2003 with a weighted average maturity of 224 days. The maximum remaining length of time of the foreign currency forward exchange contracts currently in place as of December 31, 2002 is approximately one year. Of the amount reported in accumulated other comprehensive income at December 31, 2002, the Company estimates that $318 of gains are expected to be reclassified into cost of goods sold to reflect the fixed exchange rates obtained from hedging within the next twelve months. Gains and losses recognized in earnings related to the ineffectiveness of forward exchange contracts designated as cash flow hedges were immaterial for the years ended December 31, 2002 and 2001. The fair value of these additional foreign currency forward exchange contracts have been estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting dates. The Company is exposed to credit loss in the event of nonperformance by the counterparties to all foreign currency forward exchange contracts. The counterparties of all exchange contracts are major financial institutions, therefore, management anticipates full performance.

Standby Letters of Credit

At December 31, 2002 and 2001, the Company had outstanding letters of credit of $22,400 and $17,762, respectively. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The payments are for liabilities of the Company that are recorded on the consolidated balance sheet.

Notes to Consolidated Financial Statements *(continued)*

(Thousands of dollars, except share data)

22. Research and Development

Research and development costs incurred were $6,071, $8,401 and $7,319 for 2002, 2001 and 2000, respectively.

23. Segments and Related Information

The Company has five business groups which have separate management teams that report operating results regularly that are reviewed by the chief operating decision makers of the Company. Certain business groups have been aggregated into the same reportable segment because they have similar products and services, production processes, types of customers and distribution methods and their long-term financial performance is affected by similar economic conditions.

The Company has four reportable segments: Aerospace Fasteners and Components, Engineered Fasteners and Components, Specialty Materials and Alloys and Magnetic Products. The Aerospace Fasteners and Components segment produces aerospace fasteners and components for critical applications in the aerospace market. The Engineered Fasteners and Components segment consists of two business groups which produce precision fasteners, components and tools for critical applications in the automotive and industrial machinery markets. The Specialty Materials and Alloys segment produces specialty metals, superalloys and wax blends for aerospace, industrial gas turbine and medical applications. The Magnetic Products segment produces magnetic materials and products used in automotive, reprographic, computer and advertising specialty markets.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating earnings of the respective segments. No single customer or group under common control represented 10% or more of the Company's net sales during 2002, 2001 and 2000.

For geographic area disclosure purposes, the Company considers property, plant and equipment and other assets, as disclosed in the Consolidated Balance Sheets, to be long-lived assets. The other geographic areas consist principally of Australia, Canada, China, France, Italy, Japan, Mexico and Singapore.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

Segments Information

	2002	2001	2000
Net sales:			
Aerospace Fasteners and Components	$306,074	$352,859	$303,908
Engineered Fasteners and Components	292,496	278,948	303,037
Specialty Materials and Alloys	122,604	166,709	127,424
Magnetic Products	109,136	119,590	138,383
Net sales	$830,310	$918,106	$872,752
Operating earnings:			
Aerospace Fasteners and Components	$ 23,133	$ 35,106	$ 36,830
Engineered Fasteners and Components	971	7,861	25,108
Specialty Materials and Alloys	16,043	16,509	17,376
Magnetic Products	900	4,196	15,434
Unallocated Corporate Costs	(12,516)	(12,500)	(11,360)
Operating earnings	$ 28,531	$ 51,172	$ 83,388
Total assets:			
Aerospace Fasteners and Components	$315,570	$306,210	$294,675
Engineered Fasteners and Components	269,724	281,621	306,034
Specialty Materials and Alloys	92,214	101,508	76,806
Magnetic Products	105,029	105,717	109,919
Corporate assets, principally cash	56,078	55,723	23,088
Total assets	$838,615	$850,779	$810,522

Depreciation and Amortization and Capital Additions

	Depreciation and Amortization			Capital Additions		
	2002	2001	2000	2002	2001	2000
Aerospace Fasteners and Components	$11,729	$13,357	$12,976	$ 5,970	$15,599	$11,640
Engineered Fasteners and Components	10,068	13,085	13,248	5,726	13,786	15,067
Specialty Materials and Alloys	2,991	3,974	2,941	6,933	9,395	2,880
Magnetic Products	5,496	7,259	7,571	2,286	3,484	2,398
Total	$30,284	$37,675	$36,736	$20,915	$42,264	$31,985

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(Thousands of dollars, except share data)

Geographic Areas

	2002	2001	2000
Net sales:			
United States	$627,822	$698,454	$654,832
England and Ireland	123,921	145,342	159,533
Brazil	19,723	21,936	22,675
Other	58,844	52,374	35,712
Net sales	$830,310	$918,106	$872,752
Long-lived assets:			
United States	$335,417	$350,249	$347,475
England and Ireland	87,438	88,196	97,538
Brazil	5,022	7,159	7,257
Other	20,861	11,897	8,641
Total long-lived assets	$448,738	$457,501	$460,911

REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders and Board of Directors
SPS Technologies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of SPS Technologies, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
February 12, 2003

REPORT OF MANAGEMENT

To the Shareholders of SPS Technologies, Inc.:

The accompanying consolidated financial statements of SPS Technologies, Inc. and subsidiaries have been prepared by management who are responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

Management has established and maintains a system of internal control designed to provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period. In addition, management also has established and maintains a system of disclosure controls designed to provide reasonable assurance that information required to be disclosed is accumulated and reported in an accurate and timely manner. The systems of internal control and disclosure control include widely communicated statements of policies and business practices which are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls and disclosure controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility and by a program of internal audit with management follow-up.

The financial statements have been audited by PricewaterhouseCoopers, LLC independent certified public accountants. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America and included a review of internal controls and selective tests of transactions. The Report of Independent Accountants appears in this Annual Report.

The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with the independent certified public accountants, management and internal auditors to review accounting, auditing, internal accounting controls, and financial reporting matters. The independent certified public accountants and the internal auditors have free access to this committee without management present.

Charles W. Grigg
Chairman

John S. Thompson
Chief Executive Officer and
President

William M. Shockley
Vice President and
Chief Financial Officer

Summary of Quarterly Results

(Unaudited)

(Thousands of dollars, except share data)

	Quarter Ended			
	March 31	June 30	September 30	December 31
2002				
Net sales	**$208,053**	**$215,605**	**$205,125**	**$201,527**
Gross profit	**35,399**	**38,127**	**34,850**	**33,852**
Net earnings (loss)	**3,090**	**5,590**	**(6,310)**	**3,710**
Basic earnings (loss) per common share	**0.24**	**0.42**	**(0.48)**	**0.28**
Diluted earnings (loss) per common share	**0.23**	**0.42**	**(0.48)**	**0.28**
2001				
Net sales	$239,156	$239,386	$231,824	$207,740
Gross profit	49,704	49,590	43,003	36,832
Net earnings	11,820	5,610	8,360	(4,220)
Basic earnings (loss) per common share	.92	.43	.64	(.32)
Diluted earnings (loss) per common share	.90	.42	.63	(.32)

Common Stock Information

The price range at which the Company's common stock traded in its principal market, the New York Stock Exchange, during the last eight quarters was as follows:

Quarter Ended	High	Low
December 31, 2002	**$27.45**	**$20.80**
September 30, 2002	**38.75**	**23.50**
June 30, 2002	**45.70**	**31.93**
March 31, 2002	**42.52**	**31.51**
December 31, 2001	$36.25	$27.73
September 30, 2001	50.45	28.80
June 30, 2001	51.15	44.45
March 31, 2001	54.56	42.20

The approximate number of holders of record of common stock as of March 13, 2003 was 826.

Selected Financial Data

(Thousands of dollars, except share data)

	2002	2001	2000	1999	1998
Net sales	**$830,310**	$918,106	$872,752	$787,661	$716,605
Operating earnings	**28,531**	51,172	83,388	90,835	79,334
Net earnings	**6,080**	21,570	44,379	51,220	44,570
Working capital	**231,834**	223,316	186,957	190,379	134,027
Total assets	**838,615**	850,779	810,522	700,964	607,235
Long-term debt	**213,074**	243,078	243,586	201,895	154,010
Property, plant and equipment additions	**20,915**	42,264	31,985	38,161	32,084
Per Common Share Data:					
Basic net earnings	**0.46**	1.66	3.50	4.05	3.55
Diluted net earnings	**0.46**	1.63	3.42	3.95	3.42

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

The Company's operating earnings decreased compared to the corresponding periods in the prior year, primarily due to lower revenues in three of the Company's four segments compared to last year, particularly in those businesses that serve the aerospace, industrial gas turbine and electronics markets. In September 2002 the Company also recorded restructure and impairment charges in connection with plans to eliminate, consolidate and restructure certain of its operations. The Company expects to realize significant cost savings in connection with these actions. In 2002, the Company also continued to execute various steps of the restructuring plans announced in 2001.

2002 COMPARED TO 2001

Net Sales and Orders

Net sales were $830.3 million in 2002 compared to $918.1 million in 2001, a decrease of $87.8 million, or 9.6 percent. Incoming orders for 2002 were $809.6 million compared to $914.0 million for 2001, an 11.4 percent decrease.

Revenues of the Company's Aerospace Fasteners and Components segment were $306.1 million in 2002 compared to $352.9 million in 2001, a decrease of $46.8 million, or 13.3 percent. Incoming orders for this segment were $285.3 million in 2002 compared to $367.1 million in 2001, a decrease of $81.8 million, or 22.3 percent. The Company is experiencing the impacts of a cyclical downturn in the commercial aerospace industry. Weak demand for air travel resulting in reduced airline flight schedules and poor financial results reported by the major North American airlines have influenced the reduced production schedules announced by commercial aircraft and jet engine manufacturers. The Company expects further weakening of demand for products produced by the Aerospace Fastener and Components segment in 2003.

Revenues of the Company's Specialty Materials and Alloys segment were $122.6 million in 2002 compared to $166.7 million in 2001, a decrease of $44.1 million, or 26.5 percent. Sales of a business sold in 2001 (Lake Erie Design Co., Inc. on December 31, 2001) reduced segment sales in 2002 by $9.8 million compared to 2001. Sales of recently acquired businesses (M. Argüeso & Co., Inc. on April 5, 2001 and J.F. McCaughin Co. on October 3, 2001) increased Specialty Materials and Alloys segment sales for 2002 by $5.1 million compared to 2001. Excluding the sales of these recently sold and acquired businesses, sales for this segment decreased $39.4 million, or 27.9 percent, in 2002 compared to 2001. Incoming orders for this segment were $119.0 million in 2002 compared to $156.0 million in 2001, a decrease of $37.0 million, or 23.7 percent. Excluding the orders of the recently sold and acquired businesses, this segment's incoming orders decreased $31.3 million, or 24.0 percent, in 2002 compared to 2001. These lower sales and incoming orders are primarily the result of lower build rates for aerospace and industrial gas turbine engines and lower raw material prices, which benefit customers through lower prices. With leading industrial gas turbine engine manufacturers projecting market demand to remain flat and independent power producers continuing to reduce their capital spending budgets, the Company is expecting further decreases in sales for this segment for 2003. The production expansion project announced in 2001 at the Company's Cannon-Muskegon subsidiary was completed in the fourth quarter of 2002. The new vacuum induction melting furnace has added five million pounds of vacuum melt capacity, an increase of 56 percent. Despite the Company's expectations of lower aerospace and industrial gas turbine engine production in 2003 due to weakening market conditions, the Company completed the expansion program to meet the anticipated long-term demand for this segment's products and to realize improved manufacturing efficiencies.

Sales of the Company's Engineered Fasteners and Components segment were $292.5 million in 2002 compared to $278.9 million in 2001, an increase of $13.5 million, or 4.9 percent. Incoming orders for this segment were $293.3 million in 2002 compared to $280.9 million in 2001, an increase of $12.4 million, or 4.4 percent. Although the industrial markets served by this segment continued to be weak during 2002, revenues in the Company's North American automotive fastener businesses have contributed to the increase in sales and orders. In addition, sales of the Company's formed component business have increased over prior year results. While the Company is encouraged by order rates for its automotive fastener and components business, it remains cautious with respect to the outlook for demand of these products in 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Revenues in the Magnetic Products segment were $109.1 million in 2002 compared to $119.6 million in 2001, a decrease of $10.5 million, or 8.7 percent. The decreases in sales compared to 2001 result from lower demand from the automotive, general industrial and electronic markets. The Company is encouraged by the increase in incoming orders for products manufactured by the Company's recently established facility in China. Incoming orders for the magnetic products segment were $112.1 million compared to $110.0 million in 2001, an increase of $2.1 million, or 1.9 percent.

Sales originating in the United States, as presented in the geographic area information in Note 23 to the financial statements, decreased $70.6 million, or 10.1 percent, in 2002. This decrease is primarily due to lower sales of aerospace fasteners and components ($26.7 million), specialty materials and alloys ($39.4 million) and magnetic products ($18.8 million), net of an increase in the sale of automotive and industrial fasteners and components ($18.2 million). Sales originating in England and Ireland decreased $21.4 million, or 14.7 percent, primarily due to lower sales of aerospace fasteners and components ($17.8 million) and automotive and industrial fasteners ($3.7 million). Sales originating in the Other areas, as defined in Note 23, increased $6.5 million, or 12.4 percent, primarily due to an increase in sales of magnetic products manufactured by the Company's businesses in China ($7.3 million) and automotive and industrial fasteners manufactured in Australia ($2.2 million), net of a decrease in sales of aerospace products manufactured in France ($1.9 million). Changes in currency exchange rates, particularly an increase in the British Pound Sterling, resulted in an approximate increase of $1.3 million to the sales reported by non-United States subsidiaries.

Operating Earnings

Operating earnings decreased $22.6 million, or 44.2 percent, in 2002 compared to 2001. The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. As required by this standard, the Company no longer amortizes goodwill and intangible assets deemed to have an indefinite life. In 2002, the Company recorded a charge of $2.15 million as a result of the settlement of a legal judgment in the second quarter of 2002. Additional information on the related litigation is provided below in the section entitled "Litigation". In connection with the restructure plans announced in 2002 and 2001, the Company has incurred charges to eliminate, consolidate and restructure certain operations, wind down losses of plants closed and other restructure related costs in 2002 and 2001.

The following pro forma information excludes the amortization of goodwill and intangible assets deemed to have an indefinite life, the charge recorded in 2002 for the settlement of a legal judgement and the expenses related to the Company's restructuring actions. The pro forma operating earnings presentation is intended to supplement and clarify the operating earnings by segment presented in Note 23 to the financial statements, "Segments and Related Information". Additional information on the expenses related to the Company's restructuring actions in total and by segment is provided below in the section entitled "Summary of the Restructure Actions".

(In thousands)	2002	2001
Pro Forma operating earnings excluding amortization of goodwill, legal settlement charges and expenses and wind-down losses related to restructure actions:		
Aerospace Fasteners and Components	$27,746	$43,989
Engineered Fasteners and Components	13,481	16,453
Specialty Materials and Alloys	16,352	24,904
Magnetic Products	5,873	8,531
Unallocated Corporate Costs	(12,320)	(12,500)
Pro Forma operating earnings	51,132	81,377
Amortization of goodwill	–	(6,122)
Legal settlement charges	(2,150)	–
Expenses and wind-down losses related to restructure actions	(20,451)	(24,083)
Reported operating earnings	$28,531	$51,172

Excluding the amortization of goodwill and other items noted above, operating earnings of the Company decreased from $81.4 million, or 8.9 percent of sales, in 2001 to $51.1 million, or 6.2 percent of sales, in 2002. In 2002, operating profit margins declined in all four of the Company's operating segments compared to 2001.

Pro forma operating earnings of the Aerospace Fasteners and Components segment decreased from $44.0 million, or 12.5 percent of sales, in 2001 to $27.7 million, or 9.1 percent of sales, in 2002. The decrease in operating earnings is due to lower revenue for this segment and operational difficulties at the Company's structural component manufacturing facilities in Europe. Aircraft manufacturers continue to reduce supplier bases and seek lower cost products which results in lower operating margins. With the anticipated continued weakness in revenues and customer requests for reduced prices, management will continue to focus on cost containment and productivity improvement opportunities to maintain reasonable operating profit margins at the Company's aerospace fastener manufacturing facilities. The structural component manufacturing operations have experienced operating losses of approximately $3.1 million in 2002. The Company has consolidated the management responsibilities for manufacturing and marketing in the structural component operations with the aerospace fastener operations to enhance the operating performance of these manufacturing plants. The operating results of the structural component manufacturing operation in England did improve in the fourth quarter in comparison to the first nine months and the Company expects further improvements in profitability in 2003 at this manufacturing operation.

Pro forma operating earnings of the Specialty Materials and Alloys segment decreased from $24.9 million, or 14.9 percent of sales, in 2001 to $16.4 million, or 13.3 percent of sales, in 2002. The decrease in earnings and margins is due primarily to the decrease in revenues discussed above and favorable margin realization in 2001 on raw materials.

Pro forma operating earnings of the Engineered Fasteners and Components segment decreased from $16.5 million, or 5.9 percent of sales, in 2001, to $13.5 million, or 4.6 percent of sales, in 2002. Despite higher sales, operating earnings and margins decreased in this segment. Profitability in 2002 was adversely affected by excess operating costs (such as premium freight and outside inspection expenses) incurred to fill stronger than expected automotive fastener demand, slower than planned implementation of certain cost reduction initiatives and start-up inefficiencies on production transferred to the Company's facility in Shannon, Ireland.

Pro forma operating earnings of the Magnetic Products segment decreased from $8.5 million, or 7.1 percent of sales, in 2001 to $5.9 million, or 5.4 percent of sales, in 2002. This segment has been subject to decreasing sales, intense price competition and declining margins. Part of the Company's strategy to reduce costs in this segment is to increase the level of manufacturing activity in Asia. Volume of production in the Company's magnetic products operations in China increased 116 percent to $13.6 million in 2002. One plant is currently in operation in Asia and a second plant is currently being commissioned. Start-up inefficiencies associated with the transfer of this business from the United States have negatively impacted margins in 2002.

Summary of the Restructure Actions

As discussed in Note 3 to the financial statements, the Company announced plans in 2002 and 2001 to eliminate, consolidate and restructure certain of its operations. The Statement of Consolidated Operations for 2002 includes charges that total $16.9 million ($11.9 million or $0.90 per share on an after-tax basis) for restructurings and impairments, related inventory write downs and costs to mark to market certain interest rate swaps, that became ineffective as a result of lower debt levels. Additionally in 2002, the Company incurred $4.5 million ($2.9 million or $0.22 per share on an after-tax basis) of costs related to the restructure plans that were charged to the Statement of Consolidated Operations as incurred. These costs included $1.7 million for losses during the wind-down period for facilities that were closed, $2.0 million of costs to relocate equipment and $0.8 million of costs to start up production at plants where products have been transferred. The following table summarizes the 2002 expenses related to the Company's restructuring plans and the balances in the accrued restructure account:

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

(In thousands)	Accrual December 31, 2001	2002 Charges: 2002 Plan	2002 Charges: Adjustments to Prior Plan	2002 Charges: Total	2002 Incurred	Accrual December 31, 2002
2002 Restructure plan:						
Employee separations	$ –	$ 6,007	$ –	$ 6,007	$ 4,351	$1,656
Cumulative translation adjustment write offs	–	7,516	–	7,516	7,516	–
Write downs of PP&E, net	–	582	–	582	582	–
Other costs	–	389	–	389	309	80
	–	14,494	–	14,494	12,758	1,736
2001 Restructure plan:						
Employee separations	3,335	–	(345)	(345)	2,839	151
Loss on sale of the Lake Erie Design business	–	–	309	309	309	–
Write downs of PP&E, net	–	–	107	107	107	–
Lease termination cost	600	–	(190)	(190)	410	–
Other costs	874	–	125	125	999	–
	4,809	–	6	6	4,664	151
Restructure and impairment charges	4,809	14,494	6	14,500	17,422	1,887
Cost of goods sold:						
Write downs of inventory	–	1,152	348	1,500	1,500	–
	$4,809	$15,646	$354	16,000	$18,922	$1,887
Wind-down losses and other expenses recognized as incurred				4,451		
Charges and wind-down losses affecting operating earnings				20,451		
Other expense:						
Market value of ineffective interest rate swaps				900		
Total charges and wind-down losses				$ 21,351		

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The Statement of Consolidated Operations for 2001 included charges that totaled $20.6 million ($13.5 million or $1.02 per share on an after-tax basis) for restructurings and impairments and related inventory write downs. Additionally in 2001, the Company incurred $3.5 million ($2.2 million or $0.17 per share on an after-tax basis) of costs related to the 2001 restructure plan that were charged to the Statement of Consolidated Operations as incurred. These costs included $1.9 million for losses during the wind-down period, $1.1 million for costs to relocate equipment and $0.5 million for costs to start up production at plants where products have been transferred. The following table summarizes the 2001 expenses related to the Company's 2001 restructuring plans and the balances in the accrued restructure account:

	2001 Charges				
(In thousands)	Initial Charge	Adjustments	Total	2001 Incurred	Accrual December 31, 2001
Restructurings and impairments:					
Employee separations	$ 7,784	$688	$ 8,472	$ 5,137	$3,335
Loss on sale of the Lake Erie Design business	6,500	–	6,500	6,500	–
Write downs of PP&E	2,005	–	2,005	2,005	–
Lease termination cost	900	(300)	600	–	600
Other costs	1,456	67	1,523	649	874
	18,645	455	19,100	14,291	4,809
Cost of goods sold:					
Write downs of inventory	1,500	–	1,500	1,500	–
	$20,145	$455	20,600	$15,791	$4,809
Wind-down losses and other expenses recognized as incurred			3,483		
Total charges and wind-down losses			$24,083		

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The expenses related to the Company's restructuring actions included in the Statement of Consolidated Operations for 2002 and 2001 by segment are as follows:

(In thousands)	2002	2001
Aerospace Fasteners and Components	$ 4,613	$ 6,472
Engineered Fasteners and Components	12,510	6,535
Specialty Materials and Alloys	309	7,785
Magnetic Products	2,823	3,291
Unallocated Corporate Costs	196	–
Total effect on operating earnings	20,451	24,083
Other expenses	900	–
Total charges and wind-down losses	$21,351	$24,083

The 2002 and 2001 restructuring plans were implemented to provide a meaningful reduction in the cost structure of the Company in response to the anticipated fall in the Company's revenues (revenues decreased by $87.8 million in 2002 compared to 2001). Significant cost reduction actions were necessary in order to maintain reasonable profit margins despite declining demand in many of the markets served by the Company. The Company decided to reduce overhead by closing certain stand alone facilities and transferring production to shared facilities and reducing the headcount at retained facilities.

The elements of the restructuring plans included the closure of eight manufacturing facilities (affecting approximately 600 employees), the reduction of an additional 500 employees at its remaining facilities, the exit from certain distribution locations (which resulted in the write off of the related cumulative translation adjustment amounts of $7.5 million) and further relocation of certain manufacturing activity to Asia. In connection with these actions, the Company expects to realize significant cost savings, including a decrease in its employment cost structure of approximately $24.2 million, and an improvement in operating profit of approximately $8.1 million through the elimination of unprofitable facilities. As of December 31, 2002, employment has been reduced by approximately 1,000 people due to these actions. The remaining costs to be expensed as incurred in 2003 related to the restructure plans are estimated to be approximately $800 thousand ($600 thousand or $0.05 per share on an after-tax basis). Remaining actions related to the Company's 2002 restructure plan include the payment of severance benefits and the closure of two manufacturing plants in England. Remaining actions related to the Company's 2001 restructure plan include the payment of severance benefits to separated employees and the transfer of remaining equipment from the Company's Salt Lake City, Utah aerospace facility to the Company's other aerospace facilities. As of December 31, 2002, all other actions related to the Company's 2001 restructuring plan have been completed.

In connection with the 2002 restructure plan, the Company has reduced employment levels in the Aerospace Fasteners and Components segment, primarily at its aerospace manufacturing facility in Jenkintown, Pennsylvania, in response to current market conditions. In addition, the Company recorded a charge for the write down of inventory associated with product inventory procured by its structural components business in connection with the RJX regional jet program, which has been canceled by British Aerospace. Pursuant to the 2001 restructure plan, the Company reduced employment levels in certain aerospace fastener and component plants and announced the closure of two additional manufacturing plants to reflect the forecasted reductions in production of commercial aircraft. The Company's facility in Las Vegas, Nevada was closed in 2001 and certain production was relocated to existing facilities in Montreal, Canada and Nashville, Tennessee while other production was discontinued. Manufacturing operations at the Company's Salt Lake City, Utah aerospace fastener plant were discontinued in June 2002. The majority of the Salt Lake City manufacturing equipment has been relocated to existing facilities in Jenkintown, Pennsylvania, Santa Ana, California and Leicester, England.

In connection with the 2002 restructure plan, the Company closed various facilities in the Engineered Fasteners and Components segment. The Company closed its marketing

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

and distribution center in Singapore and its tool manufacturing facility in France. The Company also closed its warehouse and distribution center for Unbrako products located in Mexico and terminated its trademark license agreement with the majority shareholder in its investment in India. The exiting of the Company's investments in Mexico and India required the amount in the cumulative translation adjustment component of equity to be recognized in the Statement of Consolidated Operations. The Company is also closing its automotive and industrial fastener manufacturing plant in Coventry, England. Production will be transferred to the Company's facility in Shannon, Ireland. This transfer is expected to be completed in the second quarter of 2003. The Company further consolidated management infrastructure and reduced headcount at its automotive and industrial manufacturing facility in Cleveland, Ohio. Pursuant to the 2001 restructure plan, the Company's facility in Smethwick, England, which had manufactured pushrods for gasoline and diesel engines, was closed and this product line was relocated to the Company's facility in Shannon, Ireland. The land and building at the Smethwick location was subsequently sold in 2002 for $2.2 million which resulted in a gain of $1.5 million. This gain was included in the restructuring and impairment charges recorded in 2002. In connection with the 2001 restructure plan, the Company also further integrated and consolidated operations at its precision tool businesses as well as automotive fastener plants in Waterford, Michigan and Cleveland, Ohio.

Pursuant to the 2001 restructure plan, the Company sold the Lake Erie Design (LED) business that was included in the Specialty Materials and Alloys segment. LED, located in Wickliffe, Ohio, is a manufacturer of high precision ceramic cores for the investment casting industry.

In connection with the 2002 restructure plan, the Company is closing its manufacturing plant in Rochester, England that is included in the Magnetic Products segment. Production will be transferred to the Company's facility in Derbyshire, England. This transfer is expected to be completed in the first quarter of 2003. Also, further headcount reductions at the magnetic products operation in Marengo, Illinois occurred due to elimination of direct labor and support positions related to the transfer of powder core production to China. Pursuant to the 2001 restructure plan, the Company's hard ferrite manufacturing facility in Sevierville, Tennessee was closed and production of hard ferrite magnets was transferred to an Asian third party supplier. Additionally, employment levels in the Company's other magnetic product businesses were reduced and certain operations supporting electronic equipment markets were relocated to recently established Company facilities in China.

Litigation

The Company is involved in lawsuits, claims, investigations and proceedings, including commercial, environmental and employment matters, which arise in the ordinary course of business. Although the final outcome of these matters cannot be determined, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

On April 29, 2002, in the case of Brookover v. Flexmag Industries, Inc., an Ohio Appeals Court affirmed a trial court judgment against one of the Company's subsidiaries, resulting from a workplace injury claim at a magnetic products manufacturing plant in 1997. On June 17, 2002 the Company settled its portion of the claim for $2.15 million ($1.3 million after tax or $0.10 per share).

Other Income (Expense)

Due primarily to lower levels of debt, interest expense decreased from $20.0 million in 2001 to $18.2 million in 2002. As discussed in Note 21 to the financial statements, certain interest rate swap agreements became ineffective in 2002 and no longer qualified for hedge accounting. The fair values of these ineffective derivatives and the related amounts paid that were recorded to current period earnings in 2002 totaled $1.1 million. This expense is classified in the "Other, net" line of the Statements of Consolidated Operations.

Income Taxes

The effective income tax rate increased from 31.2 percent in 2001 to 35.0 percent in 2002. The increase in the effective income tax rate is due primarily to certain components of the 2002 restructuring and impairment charges that do not get a full income tax benefit (for example, the losses on disposal of the Unbrako distribution and warehouse operation in Mexico and the tool manufacturing facility in France). Details regarding the components of the provisions for income taxes and reconciliations of statutory to reported income tax expense are included in Note 16 to the financial statements.

Backlog

The backlog of orders, which represents firm orders with delivery scheduled within 12 months, at December 31, 2002 was $279.2 million, compared to $299.1 million at the end of 2001 and $294.2 million at December 31, 2000.

ENVIRONMENTAL

The Company has been identified as a potentially responsible party by various federal and state authorities for clean up or removal of waste from various disposal sites. The cost of remediation will depend upon numerous factors, including the number of parties found liable at each environmental site and their ability to pay, the outcome of negotiations with regulatory authorities and the years of remedial activity required.

At December 31, 2002, the accrued liability for environmental remediation represents management's best estimate of the probable and reasonably estimable costs related to environmental remediation. The measurement of the liability is evaluated quarterly based on currently available information.

2001 COMPARED TO 2000

Net Sales and Orders

Net sales were $918.1 million in 2001 compared to $872.8 million in 2000, an increase of $45.4 million, or 5.2 percent. Incoming orders for 2001 were $914.0 million compared to $900.5 million for 2000, a 1.5 percent increase.

The Company's Aerospace Fasteners and Components segment sales were $352.9 million in 2001 compared to $303.9 million in 2000, an increase of $49.0 million, or 16.1 percent due primarily to the results of recently acquired businesses and strong end market demand in North America and Europe for most of 2001. Sales of products by businesses acquired in 2000 and 2001 (primarily, Avibank Mfg., Inc., DACAR S.A. and AAA Aircraft Supply Co., Inc.) increased Aerospace Fasteners and Components segment sales by $43.4 million. Incoming orders for this segment were $367.1 million in 2001 compared to $302.4 million in 2000, an increase of $64.7 million, or 21.4 percent. Incoming orders of businesses acquired in 2000 and 2001 increased Aerospace Fasteners and Components segment incoming orders by $46.4 million. After events of September 11, 2001, the strong end market demand in North America and Europe experienced for most of 2001 began to dissipate.

Total sales for the Specialty and Materials Alloy segment were $166.7 million in 2001 compared to $127.4 million in 2000. Sales of products by recently acquired businesses (M. Argüeso & Co., Inc. on April 5, 2001 and J. F. McCaughin Co. on October 3, 2001) increased Specialty Materials and Alloys segment sales by $15.6 million in 2001. Excluding the sales of these recently acquired businesses, this segment's sales increased $23.7 million, or 18.6 percent in 2001. These higher sales are primarily the result of strong demand for proprietary alloys from the industrial gas and aerospace turbine markets and higher market prices for materials. Total incoming orders for this segment were $156.0 million in 2001, an increase of $17.1 million, or 12.3 percent, compared to 2000. Incoming orders of recently acquired businesses increased this segment's incoming orders in 2001 by $16.8 million.

The Company's Engineered Fasteners and Components segment sales were $278.9 million in 2001, a decrease of $24.1 million, or 7.9 percent, compared to 2000. The Magnetic Products segment sales were $119.6 million in 2001, a decrease of $18.8 million, or 13.6 percent, compared to 2000. These decreases are the result of lower demand from the automotive, truck, general industrial and electronic markets. Incoming orders for these segments were $390.9 million in 2001, a decrease of $68.3 million, or 14.9 percent, compared to 2000.

Sales originating in the United States, as presented in the geographic area information in Note 23 to the financial statements, increased $43.6 million, or 6.7 percent, in 2001. This increase is primarily due to sales by businesses acquired in the last two years located in the United States ($48.1 million) and increased sales by the Specialty

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Materials and Alloys segment ($23.7 million), net of the decreased United States Magnetic Product segment sales ($21.6 million). Sales originating in England and Ireland decreased $14.2 million, or 8.9 percent, primarily due to lower sales of aerospace components ($6.6 million) and automotive and industrial fasteners ($3.6 million). Sales originating in the Other areas increased $16.7 million, or 46.7 percent, primarily due to sales by the business acquired at the end of 2000 located in France ($11.8 million). The decline in currency exchange rates, particularly the British Pound Sterling and Brazilian Reis, contributed approximately $11.0 million to the decline in sales reported by non-United States subsidiaries.

Operating Earnings

Operating earnings of the Company decreased $32.2 million, or 38.6 percent, in 2001. Operating earnings in 2001 include a $24.1 million charge for the cost to eliminate, consolidate and restructure certain under-performing operations as described in the section entitled "Summary of the Restructure Actions". Operating earnings were reduced by $4.6 million in 2000 due to the amortization of the inventory step-up that resulted from the acquisition of Avibank. The $4.6 million charge was incurred by the Aerospace Fasteners and Components segment and Engineered Fasteners and Components segment in the amounts of $1.3 million and $3.3 million, respectively. This 2000 non-recurring charge, which related to purchase accounting for the acquisition of Avibank on March 14, 2000, reduced net income for 2000 by $3.0 million, or $0.23 per share.

The following information excludes the expenses related to the Company's 2001 restructuring actions and the amortization of the inventory step-up that resulted from the 2000 acquisition of Avibank. The pro forma operating earnings presentation is intended to supplement and clarify the operating earnings by segment presented in Note 23 to the financial statements, "Segments and Related Information". Additional information on the expenses related to the Company's 2001 restructuring actions in total and by segment is provided in the section entitled "Summary of the Restructure Actions".

(In thousands)	2001	2000
Pro Forma operating earnings excluding expenses and wind-down losses related to restructure actions and amortization of the inventory step-up:		
Aerospace Fasteners and Components	$41,578	$38,116
Engineered Fasteners and Components	14,396	28,397
Specialty Materials and Alloys	24,294	17,376
Magnetic Products	7,487	15,434
Unallocated Corporate Costs	(12,500)	(11,360)
Pro Forma operating earnings	75,255	87,963
Expenses and wind-down losses related to restructure actions	(24,083)	–
Amortization of the inventory step-up	–	(4,575)
Reported operating earnings	$51,172	$83,388

Excluding the charges noted above, the operating earnings of the Company decreased from $88.0 million, or 10.1 percent of sales, in 2000 to $75.3 million, or 8.2 percent of sales, in 2001. While operating profit margins decreased in three of the Company's four segments in 2001, the margin decline was most severe in the Engineered Fasteners and Components segment and Magnetic Products segment. Consistent with the trend in sales volume, operating earnings increased in the Aerospace Fasteners and Components segment and Specialty Materials and Alloys segment while operating earnings decreased in the Engineered Fasteners and Components segment and Magnetic Products segment.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Pro forma operating earnings of the Aerospace Fasteners and Components segment increased $3.5 million, or 9.1 percent, in 2001. Operating earnings of businesses acquired in 2000 and 2001 (primarily Avibank, DACAR and AAA Aircraft Supply) increased Aerospace Fasteners and Components segment's operating earnings by $8.0 million in 2001. Excluding the operating results of these recently acquired businesses, this segment's operating earnings decreased $4.5 million, or 13.1 percent, despite a $5.5 million increase in sales. Aerospace operating earnings and margins were adversely affected by rescheduling of customer demands and commitments, design related changes by certain customers, cancelled programs and downward pricing pressures.

Pro forma operating earnings of the Specialty Materials and Alloys segment increased from $17.4 million, or 13.6 percent of sales, in 2000 to $24.3 million, or 14.6 percent of sales, in 2001. The increase in earnings is due primarily to the increase in proprietary sales and favorable margin realization on raw materials. In addition, the investment in vacuum and air melt production equipment made in the last two years has increased melting productivity and yields which has had a positive impact on margins in this segment.

Pro forma operating earnings of the Magnetic Products segment decreased from $15.4 million, or 11.2 percent of sales, in 2000 to $7.5 million, or 6.3 percent of sales, in 2001. This decrease is primarily the result of lower sales of this segment's higher margin products for telecommunications and computer applications in the electronics markets. The Company is pursuing opportunities to manufacture and source certain product lines in Asia to reduce cost and meet the competitive price pressures in this segment.

Other Income (Expense)

Due primarily to lower interest rates, interest expense decreased from $20.9 million in 2000 to $20.0 million in 2001. In 2000, the Company sold excess land in Brazil and realized a gain of approximately $570 thousand. This gain is included in the "Other, net" line of the Statements of Consolidated Operations for the year ended December 31, 2000.

Income Taxes

The effective income tax rate increased from 30.7 percent in 2000 to 31.2 percent in 2001. The increase in the tax rate is primarily due to the decrease in utilization of foreign tax credits related to dividends received from certain non-United States subsidiaries. Details regarding the components of the provisions for income taxes and reconciliations of statutory to reported income tax expense are included in Note 16 to the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Management considers liquidity to be the ability to generate adequate amounts of cash to meet its needs and capital resources to be the resources from which such cash can be obtained. The Company believes that capital resources available to it will be sufficient to meet the needs of its business, both on a short-term and long-term basis. The Company's principal sources of liquidity and capital resources are cash flows from operations, management of working capital and borrowings under existing credit facilities. Cash flows from operations are impacted by changes in demand for the Company's products. Economic downturns, product and pricing competition and customer satisfaction and qualification issues all affect demand for the Company's products. Changes in the Company's ratio of debt to total capitalization could result in an increase in the cost to borrow funds under the Bank Credit Agreements described in Note 13 to the financial statements. The cost and terms of any future financing arrangement depend on the market conditions and the Company's financial position at that time.

Cash flow provided by or used in operating activities, investing activities and financing activities is summarized in the statements of consolidated cash flows. Net cash provided by operating activities increased by $7.0 million in 2002 compared to 2001. This increase in net cash flow from operations is primarily due to improved working capital performance ($25.4 million), net of lower net earnings ($15.5 million). The improved working capital performance was associated with lower accounts receivables and inventory levels at December 31, 2002 compared to December 31, 2001. Operating cash outflows include employer contributions to various defined benefit pension plans that totaled $8.0 million, $9.2 million and $3.2 million

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

in 2002, 2001 and 2000, respectively. As a result of equity market returns and cash demands on the plans due to recent headcount reductions, the Company expects employer contributions to increase by approximately $2.5 to $3.0 million in 2003 over 2002 levels.

Cash flows provided by or used in investing activities for 2002 included $5.1 million in proceeds from sale of facilities and assets in connection with the Company's restructuring programs. Cash flows provided by or used in investing activities for 2001 included cash payments for the acquisition of Argüeso ($9.1 million) and AAA Aircraft ($6.6 million) and the net proceeds from the sale of the Lake Erie Design business ($5.1 million) and from the sale of certain equipment ($19.5 million) that was leased back under operating leases. Cash flows provided by or used in investing activities for 2000 included the cash payment for the acquisition of Avibank ($112.3 million) and the net proceeds from the sale of the Coventry, England facility ($2.5 million). Capital Expenditures decreased by $21.3 million to $20.9 million in 2002, reflecting a reprioritization of capital projects as a consequence of the reduction in 2002 earnings. The Company has budgeted $30.5 million for capital expenditures in 2003, excluding capital spending for any companies that may be acquired in 2003, which approximates anticipated depreciation levels.

The Company's total debt to equity ratio was 65 percent at December 31, 2002, 75 percent at December 31, 2001 and 75 percent at December 31, 2000. Total debt was $224.6 million at December 31, 2002, $263.2 million at December 31, 2001 and $258.2 million at December 31, 2000. Details of the long-term Note Purchase Agreements, the credit agreements with commercial banks and other debt are provided in Note 13 to the financial statements. As of December 31, 2002, under the terms of its existing credit agreements, the Company is permitted to incur an additional $122.0 million in debt and has retained earnings available for future restricted payments (which include all dividends and purchases or retirements of capital stock) of $87.0 million. As of December 31, 2002, the Company does not intend to pay cash dividends during the year 2003.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table represents significant long-term cash obligations:

	Payments Due by Year (000s)				
	Total	2003	2004-2005	2006-2007	Thereafter
Long-term debt (a)	$222,196	$ 9,122	$61,660	$33,803	$117,611
Operating leases (b)	78,636	13,769	25,335	16,830	22,702
Totals	$300,832	$22,891	$86,995	$50,633	$140,313

(a) Represents scheduled principal payments, including principal due under capital lease obligations of $1.5 million.

(b) Includes a long-term operating lease agreement covering manufacturing equipment which contains a purchase option and minimum residual value guarantee. If the lease is terminated and the Company chooses to retain the equipment, the Company must pay the purchase option price. If the lease is terminated and the lessor disposes of the equipment, then the Company must pay any shortfall of the sales proceeds up to the residual value guarantee to the lessor. The purchase option price and minimum residual value guarantee related to this lease are $8.0 million and $2.0 million, respectively. The five year lease agreement expires in December 2006.

The following table represents commitments made by commercial banks to extend credit to the Company:

	Amount of Commitment Expiration Per Year (000s)				
	Total	2003	2004-2005	2006-2007	Thereafter
Lines of credit (c)	$153,569	$23,569	$130,000	$ –	$ –
Standby letters of credit (d)	22,400	16,287	6,113	–	–
Totals	$175,969	$39,856	$136,113	$ –	$ –

(c) Borrowings under lines of credit at December 31, 2002 amounted to $32.4 million and are included in notes payable and long-term debt.

(d) Approximately $11.3 million of this amount are letters of credit which support the Company's Industrial Revenue Bonds, as more fully described in Note 13 to the financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

CRITICAL ACCOUNTING POLICIES / ESTIMATES

The following accounting estimates below have been identified as critical to the business operations and the understanding of the results of operations of the Company. The impact and any associated risks related to these estimates on the Company's business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) where such policies affect the reported and expected financial results. For a detailed discussion on the application of these and other accounting estimates see Note 1 to the financial statements of the Company. Note that preparation of this Annual Report on Form 10-K requires making estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income Taxes

Disclosures related to income taxes are stated in Note 16 to the consolidated financial statements. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, transactions arise for which the ultimate tax outcome is uncertain until reviewed by the taxing authorities. While the Company believes the recorded tax provision will not vary materially from the ultimate amounts determined by the tax authorities, such determinations could be different. Such differences could have a material effect on the Company's income tax provisions or benefits in the period in which such determination is made. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent the Company believes that recovery is not likely, a valuation allowance is established. The Company considers future taxable income projections, historical results, and ongoing prudent and feasible tax planning strategies in assessing the recoverability of deferred tax assets. However, adjustments could be required in the future if the Company determines that the amount to be realized is less or greater than the amount recorded. Such adjustments, if any, may have a material impact on the Company's consolidated results of operations.

Environmental

As discussed in Note 14 to the consolidated financial statements, the Company establishes reserves for environmental matters and other litigation when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. If the contingency is resolved for an amount greater or less than has been accrued, or the Company's share of the contingency increases or decreases, or other assumptions relevant to the development of the estimate were to change, the Company would recognize an additional expense or benefit in income in the period in which such determination was made. At December 31, 2002, the Company has accrued $2.6 million for environmental matters relating primarily to the Aerospace Fasteners and Components and Magnetic Products segments.

Employee Benefit Plans

As discussed in Note 17 to the consolidated financial statements, the Company provides a number of benefits to its active and retired employees, including pensions and postretirement healthcare. The Company records annual amounts relating to these plans based on calculations specified by accounting principles generally accepted in the United States of America, which include various actuarial assumptions such as discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The expected return on plan assets is based on the Company's expectation of the long-term average rate of return on assets in the pension funds, which is reflective of the current and projected asset mix of the funds and considers the historical returns earned on the funds. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when appropriate. As required by accounting principles generally accepted in the United States of America, the effects of the modifications are recorded currently or amortized over future periods. Based on information provided by its independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Minimum pension liability was $43.8 million and $16.2 million at December 31, 2002 and 2001, respectively. The change in the minimum pension liability relates primarily to the actual returns on plan assets being less than the corresponding actuarial assumption for the 2002 plan year. For the 2003 plan year, the expected return on plan asset assumptions have been reduced as disclosed in Note 17. Due to amortization of net actuarial losses, net periodic pension expense for defined benefit pension plans is expected to increase by approximately $4.0 to $4.5 million in 2003.

Inventories

As discussed in Note 1 to the consolidated financial statements, the Company states inventories at the lower of cost or market. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on age of inventory as well as estimated future forecast of demand and production requirements. Demand for products can fluctuate significantly depending on the strength or weakness of the market demand in the industries which the Company serves. A significant increase in the demand for products could result in a short-term increase in the cost of inventory while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. The Company's estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if inventory is determined to be overvalued, the Company would be required to recognize such costs in cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, the Company may have over reported cost of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although the Company makes every effort to ensure accuracy of forecasts of future product demand, any significant unanticipated changes in demand could have an impact on the value of inventory and reported operating results.

Restructuring

As discussed in Note 3 to consolidated financial statements, in 2002 and 2001, the Company recorded restructuring charges representing the direct costs of headcount reductions, the closure of certain manufacturing plants, exiting certain distribution locations, relocation of certain product lines to existing facilities, outsourcing the manufacture of certain product lines to third parties, discontinuing production of certain product lines and further integrating and consolidating the operations of certain acquired companies. The charges include costs of employee severance and pension expense, asset impairments, losses on dispositions of certain assets and costs to mark to market certain interest rate swaps as a result of lower debt levels. Such charges were established in accordance with SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" and EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" and represent management's best estimate at the date the charges were taken. Adjustments for changes in assumptions are recorded in the period they become known. Changes in assumptions could have a material effect on the restructuring accrual as well as reported operating results.

Goodwill

As discussed in Notes 1 and 9 to the consolidated financial statements, at December 31, 2002 the Company had approximately $210.1 million in goodwill. The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", in the first quarter of 2002. As a result, the Company no longer amortizes goodwill but instead performs a review of goodwill for impairment annually, or earlier if indicators of potential impairment exist. The review of goodwill for potential impairment is subjective and requires allocating goodwill to various business units and estimating the fair value of those business units to which the goodwill relates. Fair value of the business units is determined using the income approach. Under the income approach, fair value is dependent on the present value of economic benefits to be derived from ownership. The income approach requires significant estimates about future cash flows and discount rates. The impairment test for goodwill consists of a comparison of the fair value of a reporting unit with the unit's carrying amount, including the goodwill allocated to the reporting unit. If the carrying amount is in excess of the fair value, the implied fair value is compared to the reporting unit goodwill. Any excess carrying value of the reporting unit goodwill over the

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

implied fair value of the reporting unit goodwill will be recorded as an impairment loss. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the outcome of the review of goodwill.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement requires that obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs be recognized when they are incurred and displayed as liabilities. This statement is effective for fiscal years beginning after June 15, 2002. The adoption of this statement in the first quarter of 2003 will not have a material impact on the company's consolidated financial position, results of operations or cash flows.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. The interpretation provides guidance on the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company had no additional disclosure requirements as a result of the release of this interpretation as of December 31, 2002. The accounting guidelines are applicable to guarantees issued after December 31, 2002 and require that the Company record a liability for the fair value of such guarantees in the balance sheet.

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities" was issued. The interpretation provides guidance on consolidating variable interest entities and applies immediately to variable interests created after January 31, 2003. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics. The Company is reviewing FIN No. 46 to determine its impact, if any, on future reporting periods, and does not currently anticipate any material accounting or disclosure requirement under the provisions of the interpretation.

MARKET RISK

The Company's primary market risk exposures are foreign currency exchange rate and interest rate risk. Fluctuations in foreign currency exchange rates affect the Company's results of operations and financial position. As discussed in Note 1 to the financial statements, the Company uses forward exchange contracts to minimize exposure and reduce risk from exchange rate fluctuations affecting the results of operations. Because the largest portion of the Company's foreign operations are in countries with relatively stable currencies, namely, England, Ireland and Canada, the foreign currency exchange rate risk to the Company's financial position is not significant. However, the Company has operations in Brazil, China and other foreign countries which increases its exposure to foreign currency fluctuations. Fluctuations in interest rates primarily affect the Company's results of operations. Because a majority of the Company's debt is in fixed rate obligations (as disclosed in Note 13 to the financial statements), the Company has effectively limited its interest expense exposure to fluctuations in interest rates.

The status of the Company's financial instruments as of December 31, 2002 and 2001 is provided in Note 21 to the financial statements. Assuming an instantaneous 10 percent strengthening of the United States dollar versus foreign currencies for which forward exchange contracts existed and a 10 percent change in the interest rate on the Company's debt had all occurred on December 31, 2002, the Company's financial position would not have been materially affected. Assuming the United States dollar versus foreign currencies had been 10 percent stronger and that the interest rate on the Company's variable rate debt had been 10 percent higher in 2002, the Company's 2002 results of operations would not have been materially affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

FORWARD-LOOKING STATEMENTS

Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations contain "forward-looking" information, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risk and uncertainty. Statements such as: the Company expects to realize significant cost savings in connection with the restructure actions, including a decrease in its employment cost structure of approximately $24.2 million, and an improvement in operating profit of approximately $8.1 million through the elimination of unprofitable facilities, the Company expects further weakening of demand for products produced by the Aerospace Fasteners and Components segment for 2003, the Company is expecting further decreases in sales for 2003 but needed to expand to meet the anticipated long-term demand for products for the Specialty Materials and Alloys segment, the Company expects further improvements in profitability of its aerostructural component manufacturing operation in England, the Company expects the remaining costs related to the restructure plans that are expensed as incurred will be approximately $800 thousand ($600 thousand or $0.05 per share on an after-tax basis), the transfer of production from the Company's facility in Coventry, England to its facility in Shannon, Ireland will be completed in the second quarter of 2003, the transfer of production from the Company's Rochester, England facility to its facility in Derbyshire, England will be completed in the first quarter of 2003, capital resources available to the Company will be sufficient to meet the needs of its business on a short-term and long-term basis, the Company expects employer contributions to defined pension plans to increase by $2.5 to $3.0 million in 2003, the Company's intention to not pay cash dividends during the year 2003, the Company expects net periodic pension expense for defined pension plans to increase by $4.0 to $4.5 million in 2003 and the relative stability of certain foreign currencies are "forward looking" statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations. Actual future results may differ materially depending on a variety of factors, such as: the effects of competition on products and pricing, customer satisfaction and qualification issues, labor disputes, worldwide political and economic stability and changes in foreign currency exchange rates, interest rates, fiscal policies, laws and regulations on a national and international basis. The Company undertakes no obligation to publicly release any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

SPS TECHNOLOGIES, INC.

BOARD OF DIRECTORS

Charles W. Grigg
Chairman
SPS TECHNOLOGIES, INC.

John S. Thompson
Chief Executive Officer and President
SPS TECHNOLOGIES, INC.

Richard W. Kelso
Former Chief Executive Officer
PQ Corporation, a manufacturer
of industrial products

James F. O'Connor
Managing Director
Chartwell Company,
a private merchant
and investment bank

Eric M. Ruttenberg
Managing Director
Tinicum Investors, L.P.,
an investment
management company

Raymond P. Sharpe
Chief Executive Officer
Cookson Electronics Division
of Cookson Group, PLC
A manufacturer of
industrial materials

Harry J. Wilkinson
Former President and
Chief Operating Officer
SPS TECHNOLOGIES, INC.

James W. Zug
Retired Partner
PricewaterhouseCoopers LLP

CORPORATE OFFICERS

Charles W. Grigg
Chairman

John S. Thompson
Chief Executive Officer and President

William M. Shockley
Vice President and
Chief Financial Officer

Thomas S. Cross
Vice President,
Human Resources

James D. Dee
Vice President,
General Counsel and Secretary

Thomas W. McDonnell
Controller

Margaret B. Zminda
Treasurer, Assistant Secretary
and Director, Investor Relations

OPERATING EXECUTIVES

Bryant L. Cranston
President
Aerospace Fasteners & Components

John L. Gburek
President
Engineered Products

Leonard P. Kiely
President
Precision Tools

Gordon H. McNeil
President
Magnetic Products

Joseph I. Snowden
President
Specialty Materials & Alloys

SPS TECHNOLOGIES, INC.

□ Jenkintown, Pennsylvania □ Santa Ana, California □ Cleveland, Ohio

Independent Accountants
PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street
Philadelphia, Pennsylvania 19103

Transfer Agent Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660

New York Stock Exchange
Ticker Symbol: ST
Shareholders with any questions about share ownership or other related matters should contact Mellon Investor Services LLC at 800.756.3353 or www.melloninvestor.com

The Annual Meeting of Shareholders
will be held on April 29, 2003 at 10 a.m. at SPS Technologies Jenkintown Plant 301 Highland Avenue Jenkintown, PA

SPS TECHNOLOGIES

Corporate Offices
Two Pitcairn Place, Suite 200
165 Township Line Road
Jenkintown, PA 19046

215.517.2000
www.spstech.com

SUBSIDIARIES

AAA Aircraft Supply, LLC
Enfield, Connecticut

Arnold Engineering Co.
Marengo, Illinois

Arnold Magnetics Ltd.
Shenzhen City, China

Avibank Mfg., Inc.
Burbank, California
North Hollywood, California
Valencia, California

Cannon-Muskegon Corporation
Muskegon, Michigan

Flexmag Industries, Inc.
Marietta, Ohio
Norfolk, Nebraska

Greenville Metals, Inc.
Transfer, Pennsylvania

Greer Stop Nut, Inc.
Nashville, Tennessee

Hi-Life Tools (UK) Limited
Nuneaton, England

Hi-Life ULMA Srl
Milan, Italy

Howell Penncraft, Inc.
Howell, Michigan

JADE Magnetics Limited
Shenzhen City, China

Magnetic Technologies Corporation
Rochester, New York
Ogallala, Nebraska

M. Argüeso & Co., Inc.
Mamaroneck, New York
Rosemead, California

Mecair Aerospace Industries, Inc.
Pointe Claire,
Quebec, Canada

Metalac S.A. Indústria e Comércio
Sorocaba, Brazil

Mohawk Europa Limited
Shannon, Ireland

NSS Technologies, Inc.
Plymouth, Michigan
Canton, Michigan
Gadsden, Alabama

SPS Aerostructures France
Auxerre, France

SPS Aerostructures Limited
Nottingham, England
Mansfield, England

S.P.S. International Limited
Shannon, Ireland

SPS Technologies Limited
Leicester, England

SPS Technologies Waterford Company
Waterford, Michigan

SPS/Unbrako K.K.
Tokyo, Japan

Standco Canada, Ltd.
Toronto, Canada

Swift Levick Magnets Limited
Derbyshire, England

Unbrako Pty. Limited
Melbourne, Australia

Design | Masters Group Design, Inc. Print Production | St. Ives Burrups, Philadelphia, PA

SPS TECHNOLOGIES

Two Pitcairn Place, Suite 200
165 Township Line Road
Jenkintown, PA 19046

215.517.2000
www.spstech.com